                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                          Global Med Technologies, Inc.
                          ----------------------------
                                (Name of Issuer)

                          $0.01 par value common stock
                          ----------------------------
                         (Title of Class of Securities)

                                  37935 E 10 1
                                  ------------
                                 (CUSIP Number)
                             Michael I. Ruxin, M.D.
                         12600 West Colfax, Suite C-420
                            Lakewood, Colorado 80215
                                 (303) 238-2000
                   --------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 19, 2000
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this  Schedule  13D, and is filing this schedule because of ss.ss.240.13d-1(e),  240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE:  Schedules  filed in paper format shall include a signed original and five copies  of the  schedule,  including  all  exhibits.  Seess.240.13d-7  for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting  person's initial filing on this form with respect to the subject class of securities, and
for  any  subsequent   amendment   containing   information  which  would  alter
disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities
         Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  37935 E 10 1.................................

     1.   Names  of  Reporting  Persons.  I.R.S.  Identification  Nos.  of above persons (entities only). \
          Online Credit International Limited
 ................................................................................
     2.   Check the Appropriate Box if a Member of a Group (See Instructions)
          (a)   X
          (b)
 ................................................................................
     3.   SEC Use Only
 ................................................................................
     4.   Source of Funds (See Instructions): WC
 ................................................................................
     5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
          2(d) or 2(e)
 ................................................................................
     6.   Citizenship or Place of Organization: Hong Kong
 ................................................................................
  Number of     7.    Sole Voting Power:  2,000,000 - 9%
   Shares       ................................................................
Beneficially    8.    Shared Voting Power:  16,520,507 - 58.6%
  Owned by      ................................................................
    Each        9.    Sole Dispositive Power:  2,000,000 - 9%
  Reporting     ................................................................
   Person       10.   Shared Dispositive Power:  16,520,507 - 58.6%
    With        ................................................................

     11.  Aggregate  Amount   Beneficially   Owned  by  Each  Reporting  Person:
          18,770,507
 ................................................................................
     12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
          Instructions)
 ................................................................................
     13.  Percent of Class Represented by Amount in Row (11): 66%
 ................................................................................
     14.  Type of Reporting Person (See Instructions)  CO

CUSIP No. 37935 E 10 1.................................

     1.   Names  of  Reporting  Persons.  I.R.S.  Identification  Nos.  of above persons (entities only).
          Fai H. Chan
 ................................................................................
     2.   Check the Appropriate Box if a Member of a Group (See Instructions)
          (a)   X
          (b)
 ................................................................................
     3.   SEC Use Only
 ................................................................................
     4.   Source of Funds (See Instructions): WC
 ................................................................................
     5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
          2(d) or 2(e)
 ................................................................................
     6.   Citizenship or Place of Organization: Canada
 ................................................................................
  Number of     7.    Sole Voting Power:  250,000 - 1.1%
   Shares       ................................................................
Beneficially    8.    Shared Voting Power:  18,770,507 -66%
  Owned by      ................................................................
    Each        9.    Sole Dispositive Power:  250,000 - 1.1%
  Reporting     ................................................................
   Person       10.   Shared Dispositive Power:  18,770,507 - 66%
    With        ................................................................

     11.  Aggregate  Amount   Beneficially   Owned  by  Each  Reporting  Person:
          18,770,507
 ................................................................................
     12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
          Instructions)
 ................................................................................
     13.  Percent of Class Represented by Amount in Row (11): 66%
 ................................................................................
     14.  Type of Reporting Person (See Instructions) IN

CUSIP No. 37935 E 10 1.................................

     1.   Names  of  Reporting  Persons.  I.R.S.  Identification  Nos.  of above persons (entities only).
          eVisionUSA.com, Inc.
 ................................................................................
     2.   Check the Appropriate Box if a Member of a Group (See Instructions)
          (a)   X
          (b)
 ................................................................................
     3.   SEC Use Only
 ................................................................................
     4.   Source of Funds (See Instructions): WC
 ................................................................................
     5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
          2(d) or 2(e)
 ................................................................................
     6.   Citizenship or Place of Organization: Colorado
 ................................................................................
  Number of     7.    Sole Voting Power:  2,228,300 - 9.5%
   Shares       ................................................................
Beneficially    8.    Shared Voting Power:  16,520,507 - 58.6%
  Owned by      ................................................................
    Each        9.    Sole Dispositive Power:  2,228,300 - 9.5%
  Reporting     ................................................................
   Person       10.   Shared Dispositive Power:  16,520,507 - 58.1%
    With        ................................................................

     11.  Aggregate  Amount   Beneficially   Owned  by  Each  Reporting  Person:
          18,770,507
 ................................................................................
     12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
          Instructions)
 ................................................................................
     13.  Percent of Class Represented by Amount in Row (11): 66%
 ................................................................................
     14.  Type of Reporting Person (See Instructions) CO

CUSIP No. 37935 E 10 1.................................

     1.   Names  of  Reporting  Persons.  I.R.S.  Identification  Nos.  of above persons (entities only).
          eBankerUSA.com, Inc.

     2.   Check the Appropriate Box if a Member of a Group (See Instructions)
          (a)   X
          (b)
 ................................................................................
     3.   SEC Use Only
 ................................................................................
     4.   Source of Funds (See Instructions): WC
 ................................................................................
     5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
          2(d) or 2(e)
 ................................................................................
     6.   Citizenship or Place of Organization: Colorado
 ................................................................................
  Number of     7.    Sole Voting Power:  0
   Shares       ................................................................
Beneficially    8.    Shared Voting Power: 14,292,207 - 52.8%
  Owned by      ................................................................
    Each        9.    Sole Dispositive Power:  0
  Reporting     ................................................................
   Person       10.   Shared Dispositive Power:  14,292,207 - 52.8%
    With        ................................................................

     11.  Aggregate  Amount   Beneficially   Owned  by  Each  Reporting  Person:
          18,770,507
 ................................................................................
     12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
          Instructions)
 ................................................................................
     13.  Percent of Class Represented by Amount in Row (11): 66%
 ................................................................................
     14.  Type of Reporting Person (See Instructions) CO

     ITEM 1. SECURITY AND ISSUER.

     This Amendment number two to Schedule 13D relates to the $0.01 par value common stock ("Common Stock") of Global Med Technologies, Inc. ("Issuer"). The
Issuer's principal executive offices are located at 12600 West Colfax, Suite
A-500, Lakewood, Colorado 80215.

     ITEM 2. IDENTITY AND BACKGROUND.

     I-A. (a) Online Credit International Limited, f/k/a Heng Fung Holdings
Company Limited ("Online International").

          (b) The principal office address of Online International is 2601
     Island Place Tower, 510 Kings Road, North Point, Hong Kong.

          (c) The principal business of Online International is a holding company.

          (d) During the last five years, Online International has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, Online International has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction required to be reported hereunder.

          (f) Online International is a Hong Kong corporation.

     I-B. (a) Fai H. Chan is the Chairman, the Managing Director, a director and a control person of Online International.

          (b) The business address of Fai H. Chan is 2601 Island Place Tower,
     510 Kings Road, North Point, Hong Kong.

          (c) The principal occupation of Fai H. Chan is Chairman and Managing
     Director of Online International and its subsidiaries.

          (d) During the last five years, Fai H. Chan has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, Fai H. Chan has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction required to be reported hereunder.

          (f) Fai H. Chan is a Canadian citizen.

     I-C. (a) Kwok Jen Fong is a director of Online International.

          (b) The business address of Kwok Jen Fong is 7 Temasek Boulevard,
     #43-03 Suntec Tower One, Singapore 038987.

          (c) The principal occupation of Kwok Jen Fong is advocate, solicitor and managing partner of Fong Jeya Partnership.

          (d) During the last five years, Kwok Jen Fong has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, Kwok Jen Fong has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction required to be reported hereunder.

          (f) Kwok Jen Fong is a Singaporean citizen.

     I-D. (a) Mabel Keow Yoke Chan is a director and an Executive Director of
     Online International.

          (b) The business address of Mabel Keow Yoke Chan is 2601 Island Place
     Tower, 510 Kings Road, North Point, Hong Kong.

          (c) The principal occupation of Mabel Keow Yoke Chan is Executive
     Director of Online International.

          (d) During the last five years, Mabel Keow Yoke Chan has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, Mabel Keow Yoke Chan has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction required to be reported hereunder.

          (f) Mabel Keow Yoke Chan is a Canadian citizen.

     I-E. (a) Mary-ann Sook Jin Chan is a director and an Executive Director of
     Online International.

          (b) The business address of Mary-ann Sook Jin Chan is 2601 Island
     Place Tower, 510 Kings Road, North Point, Hong Kong.

          (c) The principal occupation of Mary-ann Sook Jin Chan is Executive
     Director of Online International.

          (d) During the last five years, Mary-ann Sook Jin Chan has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, Mary-ann Sook Jin Chan has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction required to be reported hereunder.

          (f) Mary-ann Sook Jin Chan is a British citizen.

     I-F. (a) Suk King Chan is the Secretary of Online International.

          (b) The business address of Suk King Chan is Hang Seng Building, Rooms
     706-707, 77 Des Voeux Road Central, Hong Kong.

          (c) The principal occupation of Suk King Chan is Senior Manager,
     Corporate Services, and Consultant of Graham H.Y. Chan & Co., CPA.

          (d) During the last five years, Suk King Chan has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, Suk King Chan has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction required to be reported hereunder.

          (f) Suk King Chan is a Chinese citizen.

     I-G. (a) Man Tak Lau is the Financial Controller of Online International.

          (b) The business address of Man Tak Lau is 2601 Island Place Tower,
     510 Kings Road, North Point, Hong Kong.

          (c) The principal occupation of Man Tak Lau is Financial Controller of
     Online International.

          (d) During the last five years, Man Tak Lau has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, Man Tak Lau has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction required to be reported hereunder.

          (f) Man Tak Lau is a British, Hong Kong citizen.

     I-H. (a) Robert H. Trapp is a director of Online International.

          (b) The business address of Robert H. Trapp is 1700 Lincoln Street,
     31st Floor, Denver, Colorado 80203.

          (c) The principal occupation of Robert H. Trapp is Managing Director of eVision USA.com, Inc.

          (d) During the last five years, Robert H. Trapp has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, Robert H. Trapp has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction required to be reported hereunder.

          (f) Robert H. Trapp is a Canadian citizen.

     I-I. (a) Tony T. W. Chan is , a director of Online International.

          (b) The business address of Tony T. W. Chan is 1700 Lincoln Street,
     31st Floor, Denver, Colorado 80203.

          (c) The principal occupation of Tony T. W. Chan is Chief Operating
     Officer of eVision USA.com, Inc.

          (d) During the last five years, Tony T. W. Chan has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, Tony T. W. Chan has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction required to be reported hereunder.

          (f) Tony T. W. Chan is a Canadian citizen.

      II. (a) Fai H. Chan.

          (b) through (f) - See Item I-B above.

   III-A. (a) eVision USA.Com, Inc., f/k/a Fronteer Financial Holdings, Ltd.
("eVision").

          (b) The principal office address of eVision is 1700 Lincoln Street,
     31st Floor, Denver, Colorado 80203.

          (c) The principal business of eVision is a holding company.

          (d) During the last five years, eVision has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, eVision has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction required to be reported hereunder.

          (f) eVision is a Colorado corporation.

   III-B. (a) Fai H. Chan, is a President, Chairman, a director and a control person of eVision.

          (b) through (f) - See Item I-B above.

   III-C. (a) Robert H. Trapp is the Managing Director and a director of
eVision. (b) through (f) - see Item I-H above.

   III-D. (a) Jeffrey M. Busch is a director of eVision.

          (b) The business address of Jeffrey M. Busch is 3828 Kennett Pike,
     Suite 206, Greenville, DE 19807.

          (c) The principal occupation of Jeffrey M. Busch is attorney.

          (d) During the last five years, Jeffrey M. Busch has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, Jeffrey M. Busch has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction required to be reported hereunder.

          (f) Jeffrey M. Busch is a United States citizen.

   III-E. (a) Robert Jeffers, Jr. is a director of eVision.

          (b) The business address of Robert Jeffers, Jr. is 6101 16th Street,
     SW, Suite 511, Washington, D.C. 20011.

          (c) The principal occupation of Robert Jeffers, Jr. is attorney.

          (d) During the last five years, Robert Jeffers, Jr. has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, Robert Jeffers, Jr. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction required to be reported hereunder.

          (f) Robert Jeffers, Jr. is a United States citizen.

   III-F. (a) Kwok Jen Fong is a director of eVision.

          (b) through (f) - See Item I-C above.

   III-G. (a) Gary L. Cook is the Chief Financial Officer, Secretary and
Treasurer of eVision.

                                       10

          (b) The business address of Gary L. Cook is 1700 Lincoln Street, 31st
     Floor, Denver, Colorado 80203.

          (c) The principal occupation of Gary L. Cook is Chief Financial
     Officer, Secretary and Treasurer of eVision and eBanker.

          (d) During the last five years, Gary L. Cook has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, Gary L. Cook has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction required to be reported hereunder.

          (f) Gary L. Cook is a United States citizen.

     III-H-1(a) Tony T. W. Chan is , a director of eVision.

          (b) The business address of Tony T. W. Chan is 1700 Lincoln Street,
     31st Floor, Denver, Colorado 80203.

          (c) The principal occupation of Tony T. W. Chan is Chief Operating
     Officer of eVision USA.com, Inc.

          (d) During the last five years, Tony T. W. Chan has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, Tony T. W. Chan has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction required to be reported hereunder.

          (f) Tony T. W. Chan is a Canadian citizen.

     III-I-1.(a) Online International is a control person of eVision.

          (b) through (f) - see Item I above.

     III-J-1.(a) eCredit Singapore (Pte) Ltd., f/k/a Heng Fung Capital [S]
     Private Limited ("eCredit"), is a control person of eVision.

          (b) The business address of eCredit is 7 Temasek Boulevard, #43-03
     Suntec Tower One, Singapore 038987.

          (c) The principal business of eCredit is an investment holding company.

          (d) During the last five years, eCredit has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, eCredit has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction required to be reported hereunder.

          (f) eCredit is a Singaporean corporation.

     III-J-2. (a) Fai H. Chan is a director, Chairman and Managing Director of
     eCredit.

          (b) through (f) - See Item I-B above.

     III-J-3. (a) Mabel Yoke Keow Chan is a director of eCredit.

                                       11

          (b) through (f) - See I-D above.

     III-J-4. (a) Kwok Jen Fong is a director of eCredit.

          (b) through (f) - See Item I-C above.

     III-J-5. (a) Online Credit is the sole shareholder of eCredit.

          (b) through (f) - See Item I-A above.

     III-K-1. (a) Online Credit, Inc. f/k/a/ Heng Fung Finance Company Limited
     ("Online Credit") is a control person of eVision.

          (b) The principal office address of Online Credit is 2601 Island Place
     Tower, 510 Kings Road, North Point, Hong Kong.

          (c) The principal business of Online Credit is finance.

          (d) During the last five years, Online Credit has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, Online Credit has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction required to be reported hereunder.

          (f) Online Credit is a Hong Kong corporation.

     III-K-2. (a) Fai H. Chan is a director, Chairman and Managing Director of
     Online Credit.

          (b) through (f) - See Item I-B above.

     III-K-3. (a) Mabel Yoke Keow Chan is a director and Secretary of Online
     Credit.

          (b) through (f) - See Item I-D above.

     III-K-4. (a) Man Tak Lau is a director of Online Credit.

          (b) through (f) - See Item I-G above.

     III-K-5. (a) eCredit is the sole shareholder of Online Credit.

          (b) through (f) - See Item II-I-1 above.

                                       12

     IV-A. (a) eBanker USA.Com, Inc., f/k/a Fronteer Development Finance, Inc.
     ("eBanker").

          (b) The principal office address of eBanker is 1700 Lincoln Street,
     31st Floor, Denver, Colorado 80203.

          (c) The principal business of eBanker is to operate as a finance company.

          (d) During the last five years, eBanker has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, eBanker has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction required to be reported hereunder.

          (f) eBanker is a Colorado corporation.

     IV-B. (a) Fai H. Chan is a director of eBanker.

          (b) through (f) - See Item I-B above.

     IV-C. (a) Robert H. Trapp is the Secretary and a director of eBanker.

          (b) through (f) - See Item I-H above.

     IV-D. (a) David T. Chen is a director of eBanker.

          (b) The business address of David T. Chen is 121 S.W. Morrison Street,
     Suite 900, Portland, Oregon 97204.

          (c) The principal occupation of David T. Chen is President and Chief
     Executive Officer of American Pacific Bank.

          (d) During the last five years, David T. Chen has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, David T. Chen has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction required to be reported hereunder.

          (f) David T. Chen is a U.S. citizen.

     IV-E. (a) Kwok Jen Fong is a director of eBanker.

                                       13

          (b) through (f) - See Item I-C above.

     IV-F. (a) Gary L. Cook is the Treasurer of eBanker.

          (b) through (f) - See Item III-G above.

     IV-G. (a) eVision is a control person of eBanker.

          (b) through (f) - See Item III-A.

                                       14

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER
         CONSIDERATION.

         The securities in the transactions reported in this Schedule 13D were acquired in consideration of the following:

         1. On August 12, 1998, LIL Capital, Inc., formerly Fronteer Capital,
Inc. ("LILC"), a then wholly-owned subsidiary of eVision, and Online Credit committed to provide the Issuer lines of credit for up to $1,650,000 and
$1,500,000, respectively, for a total combined loan commitment of $3,150,000 over the following 12 months (the "August 1998 Financing Agreements"). The loans bore interest at a rate of 12% per annum, were convertible into shares of Common
Stock at $0.05 per share and were originally due on April 15, 1999.

         Pursuant to the August 1998 Financing Agreements, Online Credit
received warrants to purchase 6,000,000 shares of Common Stock and LILC received warrants to purchase 1,000,000 shares of Common Stock. It also was agreed that when the LILC line of credit was drawn upon, LILC would receive additional warrants to purchase 5,000,000 shares of Common Stock.

         On September 28, 1998, the Issuer approved an Assignment, Assumption and Consent Agreement between LILC and eBanker, whereby LILC assigned all of the rights, duties and obligations under the LILC line of credit to eBanker.

         In October 1998, the LILC line of credit (which was assigned to
eBanker) was drawn upon and, pursuant to the August 1998 Financing Agreements,
eBanker received warrants to purchase 5,000,000 shares of Common Stock exercisable at $0.25 per share.

         In October 1998, the Issuer also entered into a Loan and Warrant
Purchase and Sale Agreement with Online Credit and eBanker whereby Online Credit sold, and eBanker purchased, $1,000,000 of the $1,500,000 Online Credit loan and warrants to purchase 4,000,000 shares of Common Stock.

         2. In March 1999, the Issuer entered into agreements for a comprehensive financing package that included, among other things: (1) the exercise of 2,000,000 warrants at $0.25 per warrant held by Online Credit; (2)
an extension of the balance on the line of credit with eBanker until April 15,
2000, and a change in the default conversion rate from $0.05 per share contained in the original loan agreement to $0.25 per share, and (3) a $750,000 bridge loan (the "$750,000 Bridge Loan") from eBanker bearing interest at 12% per annum.

         In April 1999, Online Credit surrendered a promissory note in the amount of $500,000 in exercise of the warrants to acquire 2,000,000 shares of
Common Stock at $0.25 per share.

         In consideration for the extension of the eBanker line of credit until
April 15, 2000 and the increase in the conversion rate, the Issuer paid a 2% fee of $53,000, payable in 42,400 shares of Common Stock to eBanker.

                                       15

         The $750,000 Bridge Loan, which as revised on May 7, 1999 was convertible into Common Stock at the 15-day average closing bid price prior to the date of conversion, was due and payable December 31, 1999. In consideration for the original commitment for the bridge loan, the Issuer paid a fee of 2%, or
$15,000, payable in 13,275 shares of Common Stock. The maturity date was extended from December 31, 1999 to September 30, 2000 in consideration for a fee of an additional 13,275 shares of Common Stock and a change in the conversion rate to $0.50 per share. Since then, and as discussed in Sections 7 and 8 below, repayment of the principal and interest on this loan was extended first to
January 2001, and later to July 2001.

         3. In April 1999, the Issuer entered into an agreement with Online
Credit for a bridge loan in the amount of $2,000,000 (the "$2,000,000 Bridge
Loan"), to be repaid by April 12, 2000. The $2,000,000 Bridge Loan provides a line of credit to the Issuer, with interest at 12% per annum payable monthly. As consideration for the line of credit, the Issuer paid a fee of 5%, or $100,000, payable in 86,957 shares of Common Stock. At Online Credit's option, the line of credit was convertible into shares of Common Stock at a price of $1.15 per share.

         In September 1999, at the request of Online Credit, the Issuer replaced the $2,000,000 Bridge Loan with a line of credit with similar terms with eBanker
(the "September 1999 Line of Credit"). The September 1999 Line of Credit was
convertible into shares of Common Stock at a price based on the average closing bid price of the Common Stock for a period of 15 business days prior to conversion. In consideration for assuming the commitment, Online Credit transferred 86,957 shares of Common Stock to eBanker. Since then, and as discussed below in Section 8, the principal and interest on the September 1999
Line of Credit has been extended to July 1, 2001.

         4. On October 25, 1999, the Issuer entered into lockup agreements with
eBanker and eVision. The agreements provided that eBanker and eVision would not, between October 25, 1999 and October 28, 2000 and without the Issuer's prior written consent, publicly offer, sell, contract to sell, grant any option for the sale of, or otherwise dispose of, directly or indirectly, (i) warrants to purchase 9,000,000 shares of Common Stock at $0.25 per share held by eBanker or warrants to purchase 1,000,000 shares of Common Stock at $0.25 per share held by
eVision and (ii) any shares (the shares, and the warrants, are referred to collectively as the "Securities") of Common Stock issuable upon the exercise of the warrants; provided, however, that eBanker or eVision could offer, sell, contract to sell, grant an option for the sale of, or otherwise dispose of all or any part of the Securities or other such security or instrument of the Issuer during such period if such transaction was private in nature and the transferee of such Securities or other securities or instruments agreed, prior to such transaction, to be bound by all of the provisions of the lockup agreements. In exchange for entering into the agreements, eBanker and eVision were issued
450,000 and 50,000 shares of Common Stock, respectively.

         5. On December 22, 1999, the Issuer extended the term of certain warrants owned by eVision, through its former ownership of American Fronteer
Financial Corporation (the underwriter of the Issuer's initial public offering), until February 11, 2003. Such warrants to acquire 46,100 units exercisable at
$11.55 per unit, each unit consisting of two shares of Common Stock and a warrant to purchase one share of Common Stock at $7.51 per share, were originally exercisable until January 14, 2002.

                                       16

         6. In April 2000, when the financing agreements with eBanker for
$2,650,000 (a consolidation of the $1,650,000 loan it assumed from LILC and the
$1,000,000 it purchased from Online Credit) and $2,000,000 were to come due, the dates for repayment of principal and interest were extended to January 9 and
January 7, 2001, respectively, and the conversion rate of the $2,650,000 loan agreement was increased to $1.6875 per share. Other terms of the loans remained the same. If the loans and accrued interest were not repaid by the new maturity dates, 10-year warrants to purchase shares of Common Stock at an exercise price of $0.50 per share were to be issued to eBanker. The number of shares of Common
Stock to be included in the warrant was to be equal to the entire principal and interest amount divided by the exercise price of $0.50. In consideration for these extensions, eBanker received a 5% fee of 78,519 shares of Common Stock for the $2,650,000 loan and 59,259 shares of Common Stock for the $2,000,000 loan.
Since then, and as discussed in Section 8 below, $2,000,000 of the $2,650,000 loan has been repaid and the maturity dates have been extended to July 2001.

         7. In April 2000, eBanker extended the due date for principal and interest on the $750,000 Bridge Loan from September 30, 2000 to January 1, 2001.
The Issuer paid a fee of 22,222 shares of Common Stock for the extension.

         8. On November 19, 2000, eBanker and the Issuer entered into a Loan
Restructuring and Restatement Agreement (the "Restructuring Agreement").
Pursuant to the Restructuring Agreement, eBanker exercised warrants to purchase
8,000,000 shares of Common Stock for $2,000,000 at $0.25 per share. The
$2,000,000 was paid in the form of an exchange of $2,000,000 of the $2,650,000 owed to eBanker under the financing agreements due in January 2001. In conjunction with this exercise, eBanker agreed to extend to July 1, 2001 and merge the balances on the remaining financing agreements totaling $3,828,700
(the remaining $650,000 of the $2,650,000 loan, the $750,000 Bridge Loan, the
$2,000,000 September 1999 Line of Credit and total accrued interest of
$428,700). The outstanding balances and accrued interest thereon are convertible by eBanker at $1.00 per share at any time until July 1, 2001. If the principal and interest outstanding is not repaid in full by July 1, 2001, eBanker will be awarded warrants to purchase up to 10,186,430 shares of Common Stock, exercisable at $0.50 per share. The exact number to which eBanker would be entitled depends on the then outstanding principal balance. At that time, the date for repayment of the principal will automatically be extended until July 1,
2003.

         For its commitment to the extension, eBanker was issued a 5% fee of
197,600 restricted shares of Common Stock. eBanker was issued a further 500,000 restricted shares of Common Stock for its agreement to modify the default conversion rate to $1.00 per share. In addition, upon the occurrence of certain events related to a contract for the Issuer to provide products and services the
Issuer, at its discretion, will be able to issue up to $1,500,000 worth of
Common Stock to eBanker at $0.50 per share in the form of an exchange of debt.

         On March 21, 2001, eBanker and the Issuer executed an Interest Payment
Option giving the Issuer the option to pay to eBanker before July 1, 2001 its entire interest payment for the life of the Restructuring Agreement, in the form of 1,746,688 shares of Common Stock. If the Issuer pays down any principal on the loan prior to July 1, 2003, eBanker will return a number of the shares determined by calculating the pro-rata interest avoided by early repayment.

                                       17

         9. On August 22, 1998, Fai H. Chan received options to purchase 250,000 shares of Common Stock as consideration for his services to the Issuer as a director.

        10. On November 8, 2000, eBiz Solutions, Inc., a wholly owned subsidiary of eVision ("eBiz"), received 40,000 shares of Common Stock as consideration for its provision of web site design and development services.

ITEM 4.  PURPOSE OF TRANSACTION.

         The purpose of the transactions described in this Schedule 13D was to provide funding to enable the Issuer to prepare for the release of the Issuer's new blood transfusion service to enable the Issuer to continue sales and support of the Issuer's current products and to enable the Issuer to increase its international presence.

         (a) The reporting persons named in Item 1 above ("Reporting Persons")
do not have any plans or proposals to acquire additional securities of the
Issuer or dispose of securities of the Issuer, other than the possible exercise of warrants or conversion of outstanding debt.

         (b) The Reporting Persons do not have any plans or proposals for an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer.

         (c) The Reporting Persons do not have any plans or proposals for a sale or transfer of a material amount of assets of the Issuer.

         (d) Pursuant to the terms of the financing agreements in 1998, the
Issuer increased the number of members of the board of directors to nine and appointed five members selected by Online Credit International and/or eBanker to the Issuer's board of directors. In August 1998, one of those newly appointed members resigned from the board of directors.

In addition, if the Issuer defaults on the repayment of any amount owed to
eBanker, the three original members of the Issuer's Board of Directors, Dr.
Michael I. Ruxin, Dr. Gordon E. Segal and Gerald F. Willman, Jr., may have to resign, and Online Credit International will have the right to appoint all new members to the Issuer's Board of Directors.

         (e) The Reporting Persons do not have any plans or proposals for any material change in the present capitalization or dividend policy of the Issuer.

         (f) The Reporting Persons do not have any plans or proposals for any other material change in the Issuer's business or corporate structure.

         (g) The Reporting Persons do not have any plans or proposals for changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person.

                                       18

         (h) The Reporting Persons do not have any plans or proposals for causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

         (i) The Reporting Persons do not have any plans or proposals for a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of
1934, as amended (the "Act").

         (j)  The Reporting Persons do not have any plans or proposals for any action similar to any of those enumerated above.

         ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of the date of this amendment number two to Schedule 13D, the
Reporting Persons beneficially own 18,770,507 shares of Common Stock, which constitutes approximately 66% of the outstanding Common Stock. This amount consists of the following:

               (i) 2,000,000 shares of Common Stock owned by Online Credit
          International;

               (ii) 1,050,000 shares of Common Stock and 1,138,300 shares of
          Common Stock underlying presently exercisable warrants owned by
          eVision;

               (iii) 9,463,507 shares of Common Stock, 1,000,000 shares of
          Common Stock underlying presently exercisable warrants and 3,828,700 shares of Common Stock underlying presently convertible loans owned by
          eBanker;

               (iv) 250,000 shares of common stock underlying presently
          exercisable options owned by Fai H. Chan; and

               (v) 40,000 shares of Common Stock owned by eBiz.

         (b) Online Credit International has sole voting and dispositive power over 2,000,000 of the shares of Common Stock and through eVision and eBanker, has shared voting and dispositive power over 16,520,507 of the shares of Common
Stock. Fai H. Chan has sole voting and dispositive power over 250,000 of the shares of Common Stock.

         (c)      Please see Item 3 above.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned.

         (e)      Not applicable.

                                       19

         ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                  RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
                  ISSUER.

                  None.

         ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

                  Exhibit 1 - Agreement to File One Statement on Schedule 13D

                  Exhibit 2 - Loan Agreement between eVision USA.Com, Inc. and
                  Global Med Technologies, Inc. dated August 12, 1998.
                  Incorporated by reference to Exhibit 2 to the Schedule 13D filed by Reporting Person on September 11, 1998, as amended.

                  Exhibit 3 - Personal Guarantee of loan by Michael I. Ruxin,
                  M.D. Incorporated by reference to Exhibit 3 to the Schedule
                  13D filed by Reporting Person on September 11, 1998, as
                  amended.

                  Exhibit 4 - Warrant to Purchase Common Shares of Global Med
                  Technologies, Inc. in the amount of 1,000,000 shares in the name of eVision USA.Com, Inc. Incorporated by Reference to
                  Exhibit 4 to the Schedule 13D filed by Reporting Person on
                  September 11, 1998, as amended.

                  Exhibit 5 - Assignment Assumption and Consent Agreement dated
                  September 11, 1998 between Global Med Technologies, Inc.,
                  Michael L. Ruxin, M.D., eVision USA.Com, Inc. and eBanker
                  USA.Com, Inc. Incorporated by Reference to Exhibit 5 to the
                  Schedule 13D filed by Reporting Person on September 11, 1998, as amended.

                  Exhibit 6 - Loan and Warrant Purchase Sale Agreement dated
                  October 7, 1998 between Online Credit Company Limited, eBanker
                  USA.Com, Inc. and Global Med Technologies, Inc. Incorporated
                  by Reference to Exhibit 6 to the Schedule 13D filed by
                  Reporting Person on September 11, 1998, as amended.

                  Exhibit 7 - Warrant to purchase Common Shares of Global Med
                  Technologies, Inc. in the amount of 5,000,000 shares in the name of eBanker USA.Com, Inc. dated October 30, 1998.
                  Incorporated by Reference to Exhibit 7 to the Schedule 13D
                  filed by Reporting Person on September 11, 1998, as amended.

                  Exhibit 8 - Promissory Note from Global Med Technologies,
                  Inc. to eBanker USA.Com, Inc. dated October 30, 1998.
                  Incorporated by Reference to Exhibit 8 to the Schedule 13D
                  filed by Reporting Person on September 11, 1998, as amended.

                  Exhibit 9 - $2,000,000 Bridge Loan Agreement between Online
                  Credit, Inc. and Global Med dated April 13, 1999.

                                       20

                    Exhibit 10 - Revised $750,000 Bridge Loan Agreement between
                    eBankerUSA.com, Inc. and Global Med Technologies, Inc. dated
                    May 7, 1999.

                    Exhibit 11 - Loan Agreement between eBankerUSA.com, Inc.,
                    Global Med Technologies, Inc. and Online Credit Company
                    Limited dated October 4, 1999.

                    Exhibit 12 - Letter Agreement re $2,000,000 Loan between
                    eBankerUSA.com, Inc. and Global Med Technologies, Inc. dated
                    April 12, 2000.

                    Exhibit 13 - Letter Agreement re $2,650,000 Loan between
                    eBankerUSA.com, Inc. and Global Med Technologies, Inc. dated
                    April 14, 2000.

                    Exhibit 14 - Letter Agreement re Extension of $750,000
                    Bridge Loan between eBankerUSA.com, Inc. and Global Med
                    Technologies, Inc. dated April 14, 2000.

                    Exhibit 15 - Lockup Agreements between eBanker USA.com, Inc.
                    and Global Med Technologies, Inc. dated October 28, 1999.

                    Exhibit 16 - Amendment of May 7, 1999 Bridge Loan Agreement
                    and Associated Promissory Notes, between Global Med
                    Technologies, Inc. and eBankerUSA.com, Inc. dated March 27,
                    2000.

                    Exhibit 17 - Loan Restructuring and Restatement Agreement
                    between eBanker USA.com, Inc. and Global Med Technologies,
                    Inc. dated November 19, 2000.

                    Exhibit 18 - Interest Payment Option between eBanker
                    USA.com, Inc. and Global Med Technologies dated March 21,
                    2001.

                                       21

                                    SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                                    ONLINE CREDIT INTERNATIONAL LIMITED
                                    a Hong Kong corporation

Date: April  18, 2001               /s/ Fai H. Chan
                                    --------------------------------------------
                                    Fai H. Chan, Chairman and Managing Director

                                    EVISION USA.COM, INC.
                                    a Colorado corporation

                                    /s/ Tony T. W. Chan
                                    --------------------------------------------
                                    Tony T. W. Chan

                                    EBANKER USA.COM, INC.
                                    a Colorado corporation

                                    /s/ Robert H. Trapp
                                    --------------------------------------------
                                    Robert H. Trapp, Secretary

                                    /s/ Fai H. Chan
                                    --------------------------------------------
                                    Fai H. Chan, Individually

                                       22

                                    EXHIBIT 1

                 Agreement to File One Statement on Schedule 13D

         Pursuant to Rule 13D-1(k)(1)(iii) of the Securities Exchange Act of
1934, as amended, the undersigned agree that the Schedule 13D to which this
Exhibit is attached is filed on behalf of each of the undersigned.

                                    ONLINE CREDIT INTERNATIONAL LIMITED
                                    a Hong Kong corporation

Date: April 18, 2001                /s/ Fai H. Chan
                                    --------------------------------------------
                                    Fai H. Chan, Chairman and Managing Director

                                    EVISION USA.COM, INC.
                                    a Colorado corporation

                                    /s/ Tony T. W. Chan
                                    --------------------------------------------
                                    Tony T. W. Chan

                                    EBANKER USA.COM, INC.
                                    a Colorado corporation

                                    /s/ Robert H. Trapp
                                    --------------------------------------------
                                    Robert H. Trapp, Secretary

                                    /s/ Fai H. Chan
                                    --------------------------------------------
                                    Fai H. Chan, Individually

                                    EXHIBIT 9

                              BRIDGE LOAN AGREEMENT

                        $2,000,000 Bridge Loan Agreement,
               dated April 13, 1999, between the Company and Heng
                          Fung Finance Company Limited

                        Heng Fung Finance Company Limited
                       10th Floor, Lippo Protective Tower
                     231-235 Gloucester Road, Wanchai, H.K.

April 13, 1999

Michael I. Ruxin, M.D.
Global Med Technologies, Inc.
12600 West Colfax
Suite C-420
Lakewood, CO 80215

     Re:  Bridge Loan  $2,000,000  Convertible  into Common  Stock of Global Med
             Technologies, Inc.

Dear Mick:

     This letter confirms our understanding that Heng Fung Finance Company
Limited, Hong Kong corporation ("Heng Fung"), will provide a line of credit of up to Two Million Dollars ($2,000,000) to Global Med Technologies, Inc.
("Global") with interest at the rate of 12% per annum payable monthly. Principal on all loans made pursuant to the line of credit shall be due and payable on
April 12, 2000. However, loans made pursuant to the line of credit shall be repaid to Heng Fung immediately from proceeds of any offering of Global's securities prior to April 12, 2000 and thereafter, this credit facility will lapse.

     Each loan drawn on the line of credit will be no more than $250,000 and will be represented by a promissory note made by Global for the benefit of Heng
Fung. The promissory note(s) will be convertible, at Heng Fung's option, into shares of common stock of Global at a price based on the average closing bid price of Global's common stock for a period of 15 business days prior to April
13, 1999.

     On or before April 13, 1999, as consideration for the line of credit,
Global agrees to pay Heng Fung, a fee equal to 5% of the total line of credit in

                                       23

shares of Global common stock at a price based on the average bid price of
Global's Common Stock for the 15 days prior to April 13, 1999.

                                               Very truly yours,
                                               For and on behalf of
                                               HENG FUNG FINANCE COMPANY LIMITED

                                               By:   /s/ Fai H. Chan
                                                  ------------------------------
                                                  Fai H. Chan
                                                  Chairman

ACCEPTED:

GLOBAL MED TECHNOLOGIES, INC.

By: /s/ Michael I. Ruxin
    ----------------------------------
    Michael I. Ruxin, M.D.
    Chairman and CEO

                                       24

                                   EXHIBIT 10
                          REVISED BRIDGE LOAN AGREEMENT

                          Revised Bridge Loan Agreement
                               dated May 7, 1999,
                         between the Company and eBanker
                                  USA.com, Inc.

eBanker USA.com, Inc.
1700 Lincoln Street
32nd Floor
Denver, Colorado 80203

May 7, 1999

Michael I. Ruxin, M.D.
Global Med Technologies, Inc.
12600 West Colfax
Suite C-420
Lakewood, CO 80215

     Re:  Revised $750,000 Bridge Loan - Convertible into Common Stock of Global
          Med Technologies, Inc.

Dear Mick:

This agreement supersedes, in its entirety, my letter dated March 18, 1999, to you relating to a $750,000 Bridge Loan and confirms our oral extension of our commitment.

eBanker hereby commits to loan to Global Med Technologies, Inc. (Global) Seven
Hundred Fifty Thousand Dollars ($750,000) on or before October 15, 1999. The loan will bear interest at the rate of 12% per annum which shall be payable monthly.

The full amount of principal and any unpaid accrued interest will be due and payable on or before December 31, 1999. Until paid in full, the principal balance of and any unpaid accrued interest on the loan may be converted, at the option of eBanker, into Global Common Stock at the average closing bid price of
Global common stock for 15 days prior to the date of conversion.

As consideration for the commitment for the Bridge Loan, Global shall pay
eBanker a 2% commitment fee of $15,000 payable in 13,275 shares of Global common stock, which was determined using the $1.13 average closing bid price for 15 days prior to April 15, 1999.

                                       25

Any amounts outstanding under this Bridge Loan at the time of the closing of any future Global private or public offering of securities shall be paid, including outstanding interest, from proceeds from the private or public offering of securities, although, this may be prior to December 31, 1999.

                                          Very truly yours, for and on behalf of
                                          eBanker USA.com, Inc.

By: /s/ Fai H. Chan                       /s/ Robert H. Trapp
      -------------------------           --------------------------------
      Fai H. Chan                         Robert H. Trapp
      Chairman                            Secretary

Accepted:
Global Med Technologies, Inc.

By: /s/ Michael I. Ruxin
      -------------------------
      Michael I. Ruxin, M.D.
      Chairman and CEO

                                       26

                                   EXHIBIT 11

                                 LOAN AGREEMENT

         THIS LOAN AGREEMENT ("Agreement") dated this 4th day of October, 1999, is made by and between eBANKER USA.COM, INC, a Colorado corporation (Lender")
having an address of 1700 Lincoln Street, 32nd Floor, Denver, Colorado 80203,
GLOBAL MED TECHNOLOGIES, INC., a Colorado corporation ("Borrower") having an address of 12600 West Colfax Avenue, Suite C420, Lakewood, Colorado 80215 and
HENG FUNG FINANCE COMPANY LIMITED, a Hong Kong corporation ("Hong Kong Finance")
having an address of 10th Floor Lippo Protective Tower, 231-235 Gloucester Road
Wanchai, Hong Kong 040.

         NOW, THEREFORE, in consideration of the premises, the terms, provisions, conditions, covenants and agreements contained in this Agreement and other good and valuable consideration, the receipt, sufficiency and adequacy of which are hereby acknowledged, Lender, Borrower and Heng Fung Finance hereby covenant and agree as follows:

                                   ARTICLE 1.

                                    THE LOANS

         1.1 Agreement to Lend. Subject to all of the terms, provisions, conditions, covenants and agreements contained in this Agreement, Lender agrees to assume the loan commitment made by Heng Fung Finance pursuant to that certain letter dated April 13, 1999 ("Commitment Letter") by making available to
Borrower loans in the maximum principal amount of up to $2,000,000 ("Maximum
Loan Amount"). The loans may be drawn in amounts of not less than $50,000 as and when required by Borrower ("Loans").

         1.2 Promissory Note. The Loans will be evidenced by one or more promissory notes ("Notes") substantially in the form as is attached hereto as
Exhibit A and incorporated herein by reference, executed by Borrower and delivered to Lender, which in the aggregate do not exceed the Maximum Loan
Amount. Until in default as provided in Section 5.2 of this Agreement, the outstanding principal balance of each Note shall be automatically convertible, in full or in part, into shares of common stock of Borrower at a rate of $1.15 per share. The outstanding principal balance of each Note shall bear interest at a rate of 12% per annum. Interest shall accrue and be paid monthly on the last day of each month during the term of the Notes. If not sooner paid or converted into common stock of Borrower, the entire outstanding principal balance of the
Notes, together with all accrued and unpaid interest thereon, all additional interest and all other sums due thereunder, shall be due and payable in full on the earlier of the successful completion of an offering of Borrower's securities or April 12, 2000.

         1.3 Loan Fees. In order to induce Lender to enter into this Agreement, upon execution of this Agreement and prior to the disbursement of any Loan pursuant to this Agreement:

     o    Heng Fung Finance agrees to return the certificate representing 86,957 shares of common stock of Borrower that Heng Fung Finance received pursuant to the Commitment Letter;

     o    upon receipt of such certificate, Borrower agrees to issue 86,957 shares of its common stock to Lender, and

     o    upon receipt of the certificate representing the 86,957 shares of common stock Borrower, Borrower agrees that the Commitment Letter shall be null and void.

          1.4. Use of Proceeds. The Borrower represents, warrants, covenants, acknowledges and agrees to and with Lender that the proceeds of the Loans shall be used by Borrower solely for business or investment purposes and shall not be used for personal, family, household or agricultural purposes.

          1.5. Relationship of the Parties. The ?relationship between Borrower and Lender is that of a borrower and a lender only and neither of the parties is, nor shall hold themselves out to be, the agent, employee, joint venturer or partner of the other party.

          1.5. Loan Documents. As used herein, the term "Loan Documents" shall refer to this Agreement, the Notes and any other documents or instruments executed by any person in connection with the Loans.

                                   ARTICLE 2.

                    BORROWER'S REPRESENTATIONS AND WARRANTIES

          2.4. Representations and Warranties. Borrower hereby represents and warrants to Lender as follows:

                  a. Borrower is duly incorporated and is validly existing and in good standing under the laws of the State of Colorado and Borrower has all requisite power and authority to conduct its business, to own its properties and to execute, deliver and perform all of its obligations under the Loan Documents;

                   b. the execution, delivery and performance of the Loan
         Documents by the Borrower have been authorized by all necessary corporate actions and do not and will not contravene any legal or contractual restriction binding on the Borrower or any of the property and assets thereto.

                  c. the Loan Documents constitute, and any other agreement
         required hereby will constitute, when executed and delivered by
         Borrower to Lender, legal, valid and binding obligations of Borrower, enforceable in accordance with their terms and the execution and delivery by Borrower of the Loan Documents and consummation of all the transactions contemplated thereby, do not and will not conflict with, or be in contravention of, any law, rule or regulation applicable to
         Borrower or any agreement or instrument to which Borrower is a party;

                                       27

                  d.  there is no legal action, suit; proceeding or
         investigation by or before any governmental instrumentality or other agency, now pending, threatened against or affecting the Borrower; or
         which questions or would bring into question the validity of the Loan
         Documents; and

                  e. other than any pro forma financial reports, all balance sheets, income statements, financial statements, operating statements and other financial data pertaining to Borrower that are publicly on file or have been delivered (or will be delivered) to Lender by or on behalf of Borrower are or will be accurate and complete in all material respects and accurately present or will present the financial condition of the Borrower as of their respective dates and there has been no material change with respect thereto.

                                   ARTICLE 3.

                              BORROWER'S COVENANTS

          3.1. Covenants of Borrower. So long as the Loans shall remain unpaid,
Borrower covenants and agrees as follows:

              a. For so long as any amounts remain due under any of the Loan
         Documents, Borrower:

              i.   shall not increase the number of members to serve on the
                   Borrower's Board of Directors above nine; and

              ii.  shall support those members to the Borrower's Board of
                   Directors previously selected by Lender and/or Heng Fung
                   Finance in any election of directors by the shareholders of
                   Borrower.

                   b. Without the express written consent of Lender, which
          consent may be withheld for any purpose, Borrower shall not enter into any contracts, agreements, leases, instruments or other documents of any kind or nature, with any third party, other than such contracts, agreements, leases, instruments or other such documents entered into in the normal course of Borrowers business and which do not, in the aggregate, exceed a monetary obligation on behalf of the Borrower in excess of $250,000.

                   c. Upon the request of Lender, Borrower shall file a
          Registration Statement with the United States Securities and Exchange
          Commission to register for resale any common stock of the Borrower issued to Lender in accordance with Sections 1.2 and 1.3 above.
          Borrower shall use its best efforts to have such Registration
          Statement declared effective.

                   d. Without Lender's prior written consent, Borrower shall not authorize or otherwise permit any stock splits; reverse stock splits;
      stock dividends; issuance of common stock of the Borrower below the conversion price of the common stock to be issued pursuant to the Notes, other than the issuance of the Conversion Shares, as defined below;

                                       28

      mergers or consolidations; recapitalization of Borrower; or the sale of any assets of Borrower other than sales of assets in the normal course of
      Borrower's business.

                   e. Borrower shall not, without the prior written consent of
      Lender, grant or permit any security interest in any of the assets of
      Borrower to anyone, including, but not limited to, purchase money security interests to trade creditors.

                   f. Borrower will, at its expense, furnish to Lender promptly and upon request such instruments including, without limitation, other instruments in addition to those specifically provided for herein, and take all further actions as Lender may reasonably require from time to time in order to fully comply with the terms of this Agreement.

                   g. Borrower will maintain and preserve its corporate
      existence, as applicable, under the laws of every jurisdiction in which it does business.

                   h. Financial statements of Borrower which have been audited by a certified public accountant, and income tax returns for the Borrower are to be provided to Lender as soon as reasonably possible after the end of each fiscal year of Borrower during the term of the Loans.

                   i. Borrower will immediately notify Lender of any event or circumstance which reasonably could be deemed to have a materially adverse effect on Borrower's financial condition or Borrower's ability to perform its agreements and obligations under the Loan Documents.

                   j. Borrower shall notify Lender in writing prior to the time there is any change of name, identity or business structure of Borrower, including the addition of any trade names.

                                   ARTICLE 4.

                                OTHER AGREEMENTS

          4.1. Other Agreements. In addition to the agreements contained in the
Loan Documents, the parties hereto agree as follows:

                 a. Any and all monies received by Lender from Borrower, whether prior or subsequent to or as a result of a default under the Loan
         Documents, shall be applied by Lender first to any interest due under any of the Notes, but thereafter may be applied by Lender to any of the amounts due under the Notes or other Loan Documents, in any order selected by Lender, notwithstanding any contrary provision of the Loan
         Documents.

                  b. In the event that a default shall exist under any of the
         Loan Documents, Lender shall be authorized to proceed with any and all remedies available to Lender thereunder or under this Agreement.

                                       29

                  c. To the extent not previously waived, Borrower hereby
         knowingly, intentionally and voluntarily waives, relinquishes and forgoes any and all rights which it may have to the marshalling by
         Lender of the assets of Borrower. Borrower acknowledges that such waiver is made with and pursuant to the advice of competent legal counsel.

                 d. A default under any of the Loan Documents, including a
         default under any of the Notes, shall constitute a default under each other Loan Document, including each other Note, and shall entitle
         Lender to pursue any and all remedies under each or any of the Loan
         Documents.

                 e. Borrower hereby irrevocably authorizes Lender to correct without notice any clerical errors or omissions that may be present in the Loan Documents executed in connection with the Loan. Borrower further understands that such corrections shall not result in any increase in the amount of the Loans that it must repay to Lender, or any change of essential terms of repayment of the Loans. Borrower further consents in advance to the correction of any errors or omissions as outlined herein and acknowledge that it understands such correction procedure and agrees to such correction procedure, without prior notice and without the necessity of written authorization or approval.

                                   ARTICLE 5.

                              DEFAULT AND REMEDIES

          5.1 Events of Default. The occurrence of any one or more of the following events or the existence of one or more of the following conditions shall constitute an event of default under this Agreement

          a. Nonpayment. Borrower shall fail to pay when due, after the expiration of all cure periods, any installment of principal or interest due under any of the Notes, whether due on the date provided for therein or by acceleration or otherwise, or Borrower shall fail to pay when due any other amounts due under any of the Loan Documents.

          b. Other Defaults. The occurrence of any of the following events:

               i. any representation or warranty made to Lender by Borrower in this Agreement or in any Loan Document, or otherwise in connection with the mailing of the Loans shall prove at any time to have been incorrect in any material respect when made; or

               ii. the breach, default or violation by Borrower of any
          obligation, agreement or covenant contained in the Loan Documents executed by Borrower; or

               iii. any material provision of any of the Loan Documents shall at any time for any reason cease to be in full force and effect or shall be declared to be null and void; or

                                       30

               iv. any litigation or proceeding is pending which may materially adversely affect the ability of Borrower to perform its obligations under the Loan Documents; or

               v. Borrower's failure to comply with any other covenants or agreements contained in any of the Loan Documents and not herein specifically referenced, unless the same is cured within any applicable grace periods.

         5.2.     Remedies.

         a. Upon the occurrence of any event of default hereunder as above provided, and at any time thereafter, all principal, interest and other amounts payable under the Loan Documents shall, at the option of Lender; become immediately due and payable without presentment, demand, protest or other notice of any kind, all of which are expressly waived by Borrower. Lender may proceed with every remedy available at law or in equity or provided for in the Loan
Documents or in any other document executed in connection with the Loans, in such order or sequence as Lender may determine in its sole discretion, including concurrently, independently, or successively; and all expenses incurred by
Lender in connection with any remedy shall be deemed indebtedness of Borrower to
Lender including, but not limited to, reasonable attorney fees incurred by
Lender.

           b. Upon the occurrence of any event of default hereunder as above provided, and at any time thereafter in addition to any other right or remedy
Lender may have hereunder or under any of the Loan Documents, Lender may convert any or all of the amounts due under any of the Notes into common stock of the
Borrower ("Conversion Shares") at an exercise price of $0.25 per share. Lender shall make such standard investment representations to show an exemption from registration exists for the issuance of such Conversion Shares.

                                   ARTICLE 6.

                               GENERAL PROVISIONS

           6.1 Notices. All notices, communications and materials to be given or delivered pursuant to the Loan Documents shall, except in. those cases where giving notice by telephone is expressly permitted, be given or delivered in writing to the address of the appropriate party set forth in the header hereof or at such other address as shall be changed in accordance with the notice provisions of this Section 6.1.

          6.2. Amendments. No provision or term of the Loan Documents may be amended, modified, revoked, supplemented, waived or otherwise changed except by a written instrument duly executed by Borrower and Lender and designated as such.

           6.3. Severability. Whenever possible, each provision of the Loan
Documents shall be interpreted so as to be effective and valid under Colorado law. Should any provision, covenant or agreement contained herein be deemed invalid, illegal or unenforceable in any jurisdiction, the validity, legality and enforceability of the remaining provisions of this Agreement shall not be impaired thereby, nor shall the validity, legality or enforceability of any such defective, provision be in any way affected or impaired in any other jurisdiction.

                                       31

          6.4. Successors and Assigns Bound; Assignment. The covenants and agreements contained herein shall bind Borrower, its successors and assigns.
This Agreement may not be assigned by Borrower without the prior written consent of Lender. Subject to the foregoing restriction, this Agreement shall inure to the benefit of Lender, its successors and assigns.

          6.5. No Third Party Benefits. This Agreement is made for the sole benefit of Borrower and Lender and their respective successors and assigns, and no other person or persons shall have any rights or remedies under or by reason of this Agreement.

          6.6. Headings. The captions and headings of the paragraphs in the
Agreement are for convenience only and are not used to interpret or define the provisions of the Agreement

          6.7. Governing Law. The Loan Documents and any other documents executed in connection with the Loans shall be governed by and interpreted in accordance with the laws of the State of Colorado.

          6.8. Conflict. Should any provision of any other Loan Documents conflict with any provision of this Agreement, the provision selected by Lender;
in its sole discretion, shall govern and shall be controlling.

          6.9. Limitation of Liability. LENDER SHALL NOT HAVE ANY LIABILITY WITH
RESPECT TO, AND THE BORROWER HEREBY WAIVES, RELEASES AND AGREES NOT TO SUE FOR,
ANY SPECIAL, INDIRECT OR CONSEQUENTIAL DAMAGES SUFFERED BY THE BORROWER IN
CONNECTION WITH ANY LOAN DOCUMENTS OR CLAIM RELATED THERETO.

          6.10. Counterparts. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto were upon the same instrument.

                                       32

DATED:    October 4, 1999

                                               BORROWER:

                                               GLOBAL MED TECHNOLOGIES,
                                               INC., a Colorado corporation
         Attest:

         By:  /s/ Kim Geist                    /s/ Michael I. Ruxin
         -----------------------------------   -------------------------------
         Title: Secretary                      Michael I. Ruxin, M.D., Chief
                                               Executive Officer

                                               LENDER:

                                               eBANKER USA, COM. INC.
                                               a Colorado corporation

                                               -------------------------------
                                               Fai H. Chan, President

                                               HENG FUNG FINANCE:

                                               HENG FUNG FINANCE COMPANY
                                               LIMITED, a Hong Kong corporation

                                               -------------------------------
                                               Fai H. Chan, Chairman

                                       33

                                   EXHIBIT 12

                           AGREEMENT--$2,000,000 NOTE

To:       The Board of eBanker USA.com, Inc.

From:     Michael Ruxin, Director, Chairman and CEO; Gordon Segal, Director;
          and Gerald Willman, Director, Global Med Technologies, Inc.

Global Med Technologies,  Inc. (Global) Hereby Requests the Proposed Terms for a
Loan Extension from eBanker USA.com, Inc. (eBanker)

April 12, 2000

Loan:          $2,000,000 loan, convertible into shares of Global at $1.15 (the original loan's previous conversion price), at 12% interest per annum, interest and principal due in 270 days following the date of this agreement. eBanker will have the right to elect
               conversion on the due date prior to repayment being accepted.

               Global will provide eBanker with 30-days advance notice should it choose to repay of the Loan early. In that time eBanker will have the right to elect for conversion or repayment.

Commitment     59,259  free  common  shares of Global  (5% fee,  based on a
Fee:           price of $1.6875).

Auto           If the Loan's accrued interest or principal is not repaid in
Extension:     270 days the Loan's  interest and principal due date will be automatically extended to April 15, 2001. The Loan will become a straight loan, without conversion features. Interest will
               continue to accrue on the balance at 12% interest per annum.

               If the Loan's accrued interest or principal is not repaid in 270 days, 10-year warrants convertible into common shares of Global at an exercise price of $0.50 will be issued to eBanker. The quantity will be equal to the entire principal and interest amount divided by the new exercise price.

Underlying     The Global agrees to provide all eBanker-owned  common stock
Registration:  and derivatives on common stock with piggyback  registration rights.

                                       34

               Global commits to completing this registration prior to 180 days follow the date of this agreement.

               Global commits to maintain registration of all Global
               eBanker-owned common stock and derivatives on common stock.

Confirmation   Except for the terms above, the terms of the underlying loan
of Terms of    agreement,  including  but not  limited to the  default  and
Underlying     remedy provisions, shall remain unaffected, unchanged, and
Agreement:     unimpaired by reason of this amendment.

For and on Behalf of:
Global Med Technologies, Inc.

/s/ Michael Ruxin                             /s/ Gordon Segal
--------------------------------              -----------------------------
Michael Ruxin, Director                       Gordon Segal, Director
Date:  April 21, 2000                         Date:  April 21, 2000

/s/ Gerald Willman
-------------------------------
Gerald Willman, Director
Date:  April 21, 2000

Agreed and accepted by:
eBanker USA.com, Inc.

/s/ Robert Trapp
-------------------------------
Robert Trapp, Director
Date:  April 25, 2000

                                       35

                                   EXHIBIT 13

                           AGREEMENT--$2,650,000 NOTE

To:        The Board of eBanker USA.com, Inc.

From:      Michael Ruxin, Director, Chairman and CEO; Gordon Segal,
           Director; and Gerald Willman, Director, Global Med Technologies, Inc.

Global Med Technologies, Inc. (Global) Hereby Requests the Proposed Terms for a
Loan Extension from eBanker USA.com, Inc. (eBanker)

April 14, 2000

Loan:          $2,650,000 loan, convertible into shares of Global at $1.6875
               (market close on 4/14/2000), at 12% interest per annum, interest and principal due in 270 days following the date of this
               agreement. eBanker will have the right to elect conversion on the due date prior to repayment being accepted.

               Global will provide eBanker with 30-days' advance notice should it choose to repay of the Loan early. In that time eBanker will have the right to elect for conversion or repayment.

Commitment:    78,519 free common shares of Global (5% fee, based on a market
Fee            price of $1.6875).

Auto           If the Loan's accrued interest or principal is not repaid in 270
Extension:     days the Loan's interest and principal due date will be
               automatically extended to April 15, 2001. The Loan will become a straight loan, without conversion features. Interest will
               continue to accrue on the balance at 12% interest per annum.

               If the Loan's accrued interest or principal is not repaid in 270 days, 10-year warrants convertible into common shares of Global at an exercise price of $0.50 will be issued to eBanker. The quantity will be equal to the entire principal and interest amount divided by the new exercise price.

Underlying:    The Global agrees to provide all eBanker-owned  common stock
Registration   and derivatives on common stock with piggyback registration rights.

               Global commits to completing this registration prior to 180 days follow the date of this agreement.

               Global commits to maintain registration of all Global
               eBanker-owned common stock and derivatives on common stock.

Confirmation:  Except for the terms above, the terms of the underlying loan
of Terms of    agreement, including but not limited to the default and
Underlying     remedy provisions, shall remain unaffected, unchanged, and
Agreement      unimpaired by reason of this amendment.

For and on Behalf of:
Global Med Technologies, Inc.

/s/ Michael Ruxin                                /s/ Gordon Segal
-------------------------------                  -----------------------------
Michael Ruxin, Director                          Gordon Segal, Director
Date:  April 21, 2000                            Date:  April 21, 2000

/s/ Gerald Willman
-------------------------------
Gerald Willman, Director
Date:  April 21, 2000

Agreed and accepted by:
eBanker USA.com, Inc.

/s/ Robert Trapp
-------------------------------
Robert Trapp, Director
Date:  April 25, 2000

                                       36

                                   EXHIBIT 14

                            AGREEMENT--$750,000 NOTE

To:      The Board of eBanker USA.com, Inc.

From:    Michael Ruxin, Director, Chairman and CEO; Gordon Segal,
         Director; and Gerald Willman, Director, Global Med Technologies, Inc.

Global Med Technologies, Inc. (Global) Hereby Requests the Proposed Terms for a
Loan Extension from eBanker USA.com, Inc. (eBanker)

April 14, 2000

Loan:          eBanker agrees to commit to extend the $750,000 convertible loan at 12% interest per annum with interest and principal due January
               1, 2001. eBanker will have the right to elect conversion on the due date prior to repayment being accepted.

               Global will provide eBanker with 30-days advance notice should it choose to repay of the Loan early. In that time eBanker will have the right to elect for conversion or repayment.

Commitment:    22,222  free  common  shares of Global  (5% fee,  based on a
Fee            market price of $1.6875).

Underlying:    The Global agrees to provide all eBanker-owned common stock
Registration   and derivatives on common stock with piggyback registration rights.

               Global commits to completing this registration prior to 180 days follow the date of this agreement.

               Global commits to maintain registration of all Global
               eBanker-owned common stock and derivatives on common stock.

Confirmation:  Except for the terms above, the terms of the underlying loan
of Terms       of agreement, including but not limited to the default and
Underlying     remedy provisions, shall remain unaffected, unchanged, and
Agreement      unimpaired by reason of this amendment.

                                       37

For and on Behalf of:
Global Med Technologies, Inc.

/s/ Michael Ruxin                              /s/ Gordon Segal
-------------------------------                -------------------------------
Michael Ruxin, Director                        Gordon Segal, Director
Date:  April 21, 2000                          Date:  April 21, 2000

/s/ Gerald Willman
-------------------------------
Gerald Willman, Director
Date:  April 21, 2000

Agreed and accepted by:
eBanker USA.com, Inc.

/s/ Robert Trapp
-------------------------------
Robert Trapp, Director
Date:  April 25, 2000

                                       38

                                   EXHIBIT 15

                                LOCKUP AGREEMENT
                              EBanker USA.com, Inc.

                                October 28, 1999

Global Med Technologies, Inc.
12600 West Colfax
Suite C-420
Lakewood, Colorado 80215

Gentlemen:

In consideration for the issuance of 450,000 shares of the Common Stock of
Global Med Technologies, Inc. (the "Company"), to the undersigned and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and in order to instill investor confidence in acquiring securities of the Company, the undersigned shall not, between the date hereof and October 28, 2000, without your prior written consent, publicly offer, sell, contract to sell, grant any option for the sale of, or otherwise dispose of, directly or indirectly, (i) Warrants to purchase nine million (9,000,000) shares of the Company's Common Stock at $0.25 per share, and (ii) any shares (the
"Shares" and, together with the Warrants, the "Securities") of Common Stock issuable upon the exercise of the Warrants; provided, however, that the undersigned may offer, sell, contract to sell, grant an option for the sale of, or otherwise dispose of all or any part of the Securities or other such security or instrument of the Company during such period if such transaction is private in nature and the transferee of such Securities or other securities or instruments agrees, prior to such transaction, to be bound by all of the provisions of this agreement; provided, further, that there shall be no restriction upon the ability of the undersigned to exercise the Warrants; and
provided further, that the aforementioned restriction on resale shall not apply to transfers following the acquisition by any third party unaffiliated with the undersigned of in excess of 50.0% of the outstanding vote or assets of the
Company through merger or otherwise. In order to enable you to enforce the aforesaid restrictions on transfer, the undersigned hereby agrees that the
Company may impose stop-transfer instructions with respect to the Securities until the end of such period. Notwithstanding the foregoing, (i) the undersigned shall not be restricted from disposing of the Securities in the event that a third party unaffiliated with the undersigned commences a tender offer for the outstanding Common Stock, and (ii) the undersigned shall not be restricted from disposing of 450,000 Shares of the Securities in the aggregate if the closing sale price for the Common Stock on the principal market on which it shall then trade shall equal or exceed $5.00 per share for any ten consecutive trading day period preceding the date of such sale, and (iii) that there shall be no restriction on the ability of the undersigned to exercise the Warrants.

This letter agreement shall be governed by, and construed in accordance with, the laws of the State of Colorado, without giving effect to conflict of law principles.

                                             /s/ Fai H. Chan
                                             --------------------------------
                                             FAI H. CHAN
                                             Suite 3200 One Norwest Center
                                             1700 Lincoln St., Denver, CO 80203

                                       39

                                LOCKUP AGREEMENT
                              EBanker USA.com, Inc.

                                October 28, 1999

Global Med Technologies, Inc.
12600 West Colfax
Suite C-420
Lakewood, Colorado 80215

Gentlemen:

In consideration for the issuance of 50,000 shares of the Common Stock of Global
Med Technologies, Inc. (the "Company"), to the undersigned and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and in order to instill investor confidence in acquiring securities of the Company, the undersigned shall not, between the date hereof and October 28, 2000, without your prior written consent, publicly offer, sell, contract to sell, grant any option for the sale of, or otherwise dispose of, directly or indirectly, (i) Warrants to purchase one million (1,000,000) shares of the Company's Common Stock at $0.25 per share, and (ii) any shares (the
"Shares" and, together with the Warrants, the "Securities") of Common Stock issuable upon the exercise of the Warrants; provided, however, that the undersigned may offer, sell, contract to sell, grant an option for the sale of, or otherwise dispose of all or any part of the Securities or other such security or instrument of the Company during such period if such transaction is private in nature and the transferee of such Securities or other securities or instruments agrees, prior to such transaction, to be bound by all of the provisions of this agreement; provided, further, that there shall be no restriction upon the ability of the undersigned to exercise the Warrants; and
provided further, that the aforementioned restriction on resale shall not apply to transfers following the acquisition by any third party unaffiliated with the undersigned of in excess of 50.0% of the outstanding vote or assets of the
Company through merger or otherwise. In order to enable you to enforce the aforesaid restrictions on transfer, the undersigned hereby agrees that the
Company may impose stop-transfer instructions with respect to the Securities until the end of such period. Notwithstanding the foregoing, (i) the undersigned shall not be restricted from disposing of the Securities in the event that a third party unaffiliated with the undersigned commences a tender offer for the outstanding Common Stock, and (ii) the undersigned shall not be restricted from disposing of 50,000 Shares of the Securities in the aggregate if the closing sale price for the Common Stock on the principal market on which it shall then trade shall equal or exceed $5.00 per share for any ten consecutive trading day period preceding the date of such sale, and (iii) that there shall be no restriction on the ability of the undersigned to exercise the Warrants.

This letter agreement shall be governed by, and construed in accordance with, the laws of the State of Colorado, without giving effect to conflict of law principles.

                                            /s/ Fai H. Chan
                                            --------------------------------
                                            FAI H. CHAN
                                            Suite 3200 One Norwest Center
                                            1700 Lincoln St., Denver, CO 80203

                                       40

                                   EXHIBIT 16

               AMENDMENT OF MAY 7, 1999 BRIDGE LOAN AGREEMENT, AND
                 ASSOCIATED PROMISSORY NOTES, BETWEEN GLOBAL MED
                  TECHNOLOGIES, INC. AND EBANKER USA.COM, INC.

1.  Introduction

On May 7, 1999, Global Med Technologies, Inc. (Global Med) and eBanker USA.com,
Inc. (eBanker) (collectively the Parties) entered into a Bridge Loan Agreement
(May 7, 1999 Bridge Loan) establishing eBanker's commitment to loan $750,000 to
Global Med. Under the May 7, 1999 Bridge Loan, Global Med executed two promissory notes (collectively the Notes). The first one was executed on August
2, 1999 for $500,000 (August 2, 1999 Note). The second was executed on September
6, 1999 for $250,000 (September 6, 1999 Note). The Notes were due and payable in full on December 31, 1999.

2.  Extension of Loan Term

To reflect discussions on December 31, 1999 and as agreed between the Parties on
February 4, 2000l the term of the May 7, 1999 Bridge Loan, and the Notes, shall be extended to September 30, 2000. Under the terms of the Notes, September 30,
2000 shall become the "Maturity Date."

3.  Consideration

In consideration of the extension, Global Med agrees to give eBanker 13,275 shares of Global Med Common Stock. Additionally, the principal amount under the
Notes and any accrued but unpaid interest amounts thereunder, can be converted, at the option of eBanker, at any time prior to the Maturity Date, into fully paid and non-assessable shares of Global Med Common Stock, at $.50 per share.

This extension shall be effective retroactive to December 31, 1999.

All other terms of the May 7, 1999 Bridge Loan, and the Notes shall remain in effect and unchanged.

Dated: March 27, 2000

Signed:

eBanker USA.com, Inc.                           Global Med Technologies, Inc.

/s/ Gary L. Cook                                /s/ Michael I. Ruxin
-----------------------------------             --------------------------------
By:    Gary L. Cook                             By:  Michael I. Ruxin, M.D.

                                       41

THE SECURITIES REPRESENTED BY THIS NOTE MAY NOT BE OFFERED FOR SALE, SOLD OR
OTHERWISE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933 (THE "ACT"), OR PURSUANT TO AN EXEMPTION FROM
REGISTRATION UNDER THE ACT, THE AVAILABILITY OF WHICH IS TO BE ESTABLISHED TO
THE SATISFACTION OF THE CORPORATION.

                          GLOBAL MED TECHNOLOGIES, INC.

                           CONVERTIBLE PROMISSORY NOTE

$500,000                                                          August 2, 1999

          FOR VALUE RECEIVED, Global Med Technologies, Inc, a corporation duly organized and existing under the laws of the State of Colorado (the
"Corporation") hereby promises to pay to the order of eBanker USA.com, Inc., a
Colorado corporation ("Holder"), the principal sum of Five Hundred Thousand
Dollars ($500,000), with interest from the date hereof at the rate of 12% per annum. Interest only shall be payable monthly with the first payment due and payable September 2, 1999, and successive interest payments due and payable on the same day of each month thereafter and with the final payment of the entire unpaid principal balance and all accrued and unpaid interest, if not sooner paid, due and payable on the earlier of the receipt by the Corporation of net proceeds of at least $500,000 from any private or public offering of securities by the Corporation or the 31st day of December, 1999 (the "Maturity Date").

          The unpaid principal amount of this Convertible Promissory Note
("Note") and all accrued and unpaid interest hereon shall be due and payable by the Corporation to the Holder on the Maturity Date.

          The Holder shall have the right, exercisable at the Holder's option at any time and from time to time up to and including the Maturity Date (except that, if this Note shall be called for prepayment in full by the Corporation and the Corporation shall not thereafter default in the making of the prepayment, such right shall terminate at the close of business on the business day next preceding the date fixed for prepayment), to convert all or any part of the unpaid principal amount hereof into fully paid and non-assessable shares of
Common Stock of the Corporation at the Conversion Price, as defined below, upon surrender or partial surrender of this Note to the Corporation at its principal place of business. If so required by the Corporation, this Note, upon surrender or partial surrender for conversion as aforesaid, shall be duly endorsed by or accompanied by instruments of transfer, in form satisfactory to the Corporation, duly executed by the Holder or by Holders duly authorized attorney. The
Corporation shall not be required to issue fractional shares of Common Stock of the Corporation, but shall make adjustment therefor in cash based upon the
Conversion Price of the Common Stock of the Corporation as of the date of conversion. The certificate representing the shares of Common Stock issued upon conversion shall contain a legend restricting the transfer thereof similar to the legend that appears on the top of this Note.

                                       42

          The term "Conversion Price," as used with reference to any share of
Common Stock on any specified date, shall mean the Market Conversion Price. The
Market Conversion Price shall be determined as follows:

                  (i) if such stock is listed and registered on any national securities exchange or traded on The Nasdaq Stock Market ("Nasdaq"), the average closing sales price over the fifteen consecutive trading days prior to the date of conversion on such exchange or Nasdaq;

                  (ii) if such stock is not at the time listed on any such
          exchange or traded on Nasdaq but is traded on the OTC Bulletin Board, or if not, on the over-the-counter market as reported by the National
          Quotation Bureau or other comparable service; the average of the closing bid and asked prices for such stock over the fifteen consecutive trading days prior to die date of conversion; or

                  (iii) if clauses (i) and (ii) above are not applicable, the fair value per share of such stock as determined in good faith and on a reasonable basis by the Board of Directors of the Corporation and, if requested, set forth in a certificate delivered to the holder of this Note upon the conversion hereof.

          If any payment of interest or any payment of principal and interest, as the case may be, is not paid by the Corporation within five (5) business days after the date on which such payment shall have become due and payable under this Note or upon the bankruptcy or receivership of the Corporation (each, an
"Event of Default"), the Holder may, by giving written notice to the
Corporation, declare the unpaid principal amount hereof and all accrued and unpaid interest hereon to be immediately due and payable and upon such declaration, the unpaid principal amount hereof and all accrued and unpaid interest hereon shall be and become immediately due and payable. Upon the occurrence and continuance of an Event of Default and upon notice from Holder to the Corporation, the rate of interest on this Note shall increase from 12% per annum to 18% per annum.

          Notwithstanding anything contained herein, Holder shall not be entitled to convert any part of the unpaid principal amount hereof into fully paid and nonassessable shares of Common Stock of the Corporation if, at the time of conversion, the Corporation does not have sufficient shares of Common Stock authorized that are not issued and outstanding or reserved for issuance. In such event, the Holder shall only be entitled to convert such part of the unpaid principal amount hereof into such number of fully paid and nonassessable shares

                                       43

of Common Stock of the Corporation that is equal to the number of shares of
Common Stock that are not issued and outstanding and not reserved for issuance.
Upon the occurrence of any such election to convert, in the event the
Corporation does not have a sufficient number of unissued and reserved shares of
Common Stock authorized, the Corporation agrees to call a meeting of its shareholders to be held as soon as possible to propose an amendment to the
Corporation's Articles of Incorporation to increase the number of shares of
Common Stock that the Corporation is authorized to issue to enable the Holder to complete the Holder's requested conversion. Nothing contained herein shall prevent the Corporation from issuing and reserving for issuance such number of shares of the Corporation's Common Stock as the Board of Directors of the
Corporation deems appropriate, in its sole discretion, after the date hereof whether or not such issuance or reservation would prevent the Holder from exercising the Holder's conversion rights contained herein.

          Should the indebtedness represented by this Note or any part thereof be collected at law or in equity, or in bankruptcy, receivership or any other court proceedings (whether at the trial or appellate level), or should this Note be placed in the hands of attorneys for collection upon the occurrence of an
Event of Default, the Corporation agrees to pay, in addition to the principal and interest due and payable hereon, all costs of collection, including reasonable attorneys' fees.

          This Note may be prepaid, in part or in whole, at the option of the
Corporation, at any time or from time to time prior to the Maturity Date, to the
Holder without premium or penalty, together with accrued interest to the date fixed for prepayment; provided, however, that prepayment in full of this Note by the Corporation shall require not less than 30 nor more than 60 days prior notice of prepayment to the Holder.

          Subject to compliance with the provisions of the Securities Act of
1933, as amended, this Note is transferable in the manner authorized by law.
Upon surrender of this Note for transfer, accompanied by a written instrument of transfer in form satisfactory to the Corporation, a new Note or Notes, for a like aggregate principal amount, will be issued to the transferee.

          Prior to the transfer of this Note, the Corporation may deem and treat the Holder hereof as the absolute owner hereof (whether or not this Note shall be overdue) for the purpose of receiving payment of or on account of the principal hereof and interest hereon, and for all other purposes, and the
Corporation shall not be affected by any notice to the contrary.

          Except as expressly provided for herein, the Corporation hereby waives presentment, demand, notice of demand, protest, notice of protest and notice of dishonor and any other notice required to be given by law in connection with the delivery, acceptance, performance, default or enforcement.

                                       44

          This Note shall be governed and construed in accordance with the laws of the State of Colorado.

          IN WITNESS WHEREOF, Global Med Technologies, Inc. has caused this Note to be signed by a duly authorized officer on the date first above written.

                                            GLOBAL MED TECHNOLOGIES, INC.

                                            /s/ Michael I. Ruxin
                                            ---------------------------------
                                            Michael I. Ruxin, M.D., President

                                       45

THE SECURITIES REPRESENTED BY THIS NOTE MAY NOT BE OFFERED FOR SALE, SOLD OR
OTHERWISE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMTENT
UNDER THE SECURITIES ACT OF 1933 (THE "ACT"), OR PURSUANT TO AN EXEMPTION FROM
REGISTRATION UNDER THE ACT, THE AVAILABILITY OF WHICH IS TO BE ESTABLISHED TO
THE SATISFACTION OF THE CORPORATION.

                          GLOBAL MED TECHNOLOGIES, INC.

                           CONVERTIBLE PROMISSORY NOTE

$250,000                                                       September 6, 1999

         FOR VALUE RECEIVED, Global Med Technologies, Inc., a corporation duly organized and existing under the laws of the State of Colorado (the
"Corporation"), hereby promises to pay to the order of eBanker USA.com, Inc., a
Colorado corporation ("Holder"), the principal sum of Two Hundred Fifty Thousand
Dollars ($250,000), with interest from the date hereof at the rate of 12% per annum. Interest only shall be payable monthly with the first payment due and payable September 30, 1999, and successive interest payments due and payable on the same day of each month thereafter and with the final payment of the entire unpaid principal balance and all accrued and unpaid interest, if not sooner paid, due and payable on the earlier of the receipt by the Corporation of net proceeds of at least $250,000 from any private or public offering of securities by the Corporation or the 31st day of December, 1999 (the "Maturity Date").

         The unpaid principal amount of this Convertible Promissory Note
("Note") and all accrued and unpaid interest hereon shall be due and payable by the Corporation to the Holder on the Maturity Date.

         The Holder shall have the right, exercisable at the Holder's option at any time and from time to time up to and including the Maturity Date (except that, if this Note shall be called for prepayment in full by the Corporation and the Corporation shall not thereafter default in the making of the prepayment, such right shall terminate at the close of business on the business day next preceding the date fixed for prepayment), to convert all or any part of the unpaid principal amount hereof into fully paid and non-assessable shares of
Common Stock of the Corporation at the Conversion Price, as defined below, upon surrender or partial surrender of this Note to the Corporation at its principal place of business. If so required by the Corporation, this Note, upon surrender or partial surrender for conversion as aforesaid, shall be duly endorsed by or accompanied by instruments of transfer, in form satisfactory to the Corporation, duly executed by the Holder or by Holder's duly authorized attorney. The

                                       46

Corporation shall not be required to issue fractional shares of Common Stock of the Corporation, but shall make adjustment therefor in cash based upon the
Conversion Price of the Common Stock of the Corporation as of the date of conversion. The certificate representing the shares of Common Stock issued upon conversion shall contain a legend restricting the transfer thereof similar to the legend that appears on the top of this Note.

         The term "Conversion Price," as used with reference to any share of
Common Stock on any specified date, shall mean the Market Conversion Price. The
Market Conversion Price shall be determined as follows:

                  (i) if such stock is listed and registered on any national securities exchange or traded on The Nasdaq Stock Market ("Nasdaq"), the average closing sales price over the fifteen consecutive trading days prior to the date of conversion on such exchange or Nasdaq;

                  (ii) if such stock is not at the tine listed on any such
         exchange or traded on Nasdaq but is traded on the OTC Bulletin Board, or if not, on the over-the-counter market as reported by the National
         Quotation Bureau or other comparable service, the average of the closing bid and asked prices for such stock over the fifteen consecutive trading days prior to the date of conversion; or

                  (iii) if clauses (i) and (ii) above are not applicable, the fair value per share of such stock as determined in good faith and on a reasonable basis by the Board of Directors of the Corporation and, if requested, set forth in a certificate delivered to the holder of this
         Note upon the conversion hereof.

          If any payment of interest or any payment of principal and interest, as the case may be, is not paid by the Corporation within five (5) business days after the date on which such payment shall have become due and payable under this Note or upon the bankruptcy or receivership of the Corporation (each, an
'Event of Default"), the Holder may, by giving written notice to the
Corporation, declare the unpaid principal amount hereof and all accrued and unpaid interest hereon to be immediately due and payable and upon such declaration, the unpaid principal amount hereof and all accrued and unpaid interest hereon shall be and become immediately due and payable. Upon the occurrence and continuance of an Event of Default and upon notice from Holder to the Corporation, the rate of interest on this Note shall increase from l2% per annum to 18% per annum.

          Notwithstanding anything contained herein, Holder shall not be entitled to convert any part of the unpaid principal amount hereof into fully paid and nonassessable shares of Common Stock of the Corporation if, at the time

                                       47

of conversion, the Corporation does not have sufficient shares of Common Stock authorized that are not issued and outstanding or reserved for issuance. In such event, the Holder shall only be entitled to convert such part of the unpaid principal amount hereof into such number of fully paid and nonassessable shares of Common Stock of the Corporation that is equal to the number of shares of
Common Stock that are not issued and outstanding and nor reserved for issuance.
Upon the occurrence of any such election to convert, in the event the
Corporation does not have a sufficient number of unissued and reserved shares of
Common Stock authorized, the Corporation agrees to call a meeting of its shareholders to be held as soon as possible to propose an amendment to the
Corporation's Articles of Incorporation to increase the number of shares of
Common Stock that the Corporation is authorized to issue to enable the Holder to complete the Holder's requested conversion. Nothing contained herein shall prevent the Corporation from issuing and reserving for issuance such number of shares of the Corporation's Common Stock as the Board of Directors of the
Corporation deems appropriate, in its sole discretion, after the date hereof whether or not such issuance or reservation would prevent the Holder from exercising the Holder's conversion rights contained herein.

          Should the indebtedness represented by this Note or any part thereof be collected at law or in equity, or in bankruptcy, receivership or any other court proceedings (whether at the trial or appellate level), or should this Note be placed in the hands of attorneys for collection upon the occurrence of an
Event of Default, the Corporation agrees to pay, in addition to the principal and interest due and payable hereon, all costs of collection, including reasonable attorneys' fees.

         This Note may be prepaid, in part or in whole, at the option of the
Corporation, at any time or from time to time prior to the Maturity Date, to the
Holder without premium or penalty, together with accrued interest to the date fixed for prepayment; provided, however, that prepayment in full of this Note by the Corporation shall require not less than 30 nor more than 60 days prior notice of prepayment to the Holder.

          Subject to compliance with the provisions of the Securities Act of
1933, as amended, this Note is transferable in the manner authorized by law.
Upon surrender of this Note for transfer, accompanied by a written instrument of transfer in form satisfactory to the Corporation, a new Note or Notes, for a like aggregate principal amount, will be issued to the transferee.

          Prior to the transfer of this Note, the Corporation may deem and treat the Holder hereof as the absolute owner hereof (whether or not this Note shall be overdue) for the purpose of receiving payment of or on account of the principal hereof and interest hereon, and for all other purposes, and the
Corporation shall not be affected by any notice to the contrary.

                                       48

          Except as expressly provided for herein, the Corporation hereby waives presentment, demand, notice of demand, protest, notice of protest and notice of dishonor and any other notice required to be given by law in connection with the delivery, acceptance, performance, default or enforcement.

          This Note shall be governed and construed in accordance with the laws of the State of Colorado.

          IN WITNESS WHEREOF, Global Med Technologies, Inc. has caused this Note to be signed by a duly authorized officer on the date first above written.

                                              GLOBAL MED TECHNOLOGIES, INC.

                                              /s/ Michael I. Ruxin
                                              ----------------------------------
                                              Michael I. Ruxin, M.D., President

                                       49

                                   EXHIBIT 17

                  LOAN RESTRUCTURING AND RESTATEMENT AGREEMENT

THIS LOAN RESTRUCTURING AND RESTATEMENT AGREEMENT ("Agreement") dated this 19th day of November 2000, is made by and between eBANKER USA.COM, INC., a Colorado corporation ("eBanker" or "Lender") having an address of 1700 Lincoln Street,
31st Floor, Denver, Colorado 80203 and GLOBAL MED TECHNOLOGIES, INC., a Colorado
corporation ("Global" or "Borrower") having an address of 12600 West Colfax
Avenue, Suite C420, Lakewood, Colorado 80215:

NOW, THEREFORE, in consideration of the promises, covenants and the mutual agreements contained in this Agreement and other good and valuable consideration, the receipt, sufficiency and adequacy of which are hereby acknowledged, Lender and Borrower hereby covenant and agree as follows:

Current Loan Documents
----------------------
Reference is hereby made to the following existing Loan Balances ("Existing
Balances"):

1. $1,650,000: In October 1998, and later amended, eBanker accepted assignment of this Global Med promissory note from Fronteer Capital ($1.65M Note) 2.
$1,000,000: In October 1998, and later amended, eBanker purchased notes receivable from Global Med to Online Credit Limited ($1M Note).
3. $750,000: In March 1999, and later amended, eBanker entered in a bridge loan agreement with Global Med ($750k Bridge Loan).
4. $2,000,000: In October 1999, and later amended, eBanker entered into a bridge loan agreement with Global Med ($2M Bridge Loan).

                                    ARTICLE 1

                                 DEBT CONVERSION

1.1  Reduction of Certain Debt; Conversion of Warrants.
     -------------------------------------------------
eBanker agrees to exercise existing warrants to purchase eight million
(8,000,000) shares of common stock of Global Med for two million dollars
($2,000,000) at $0.25 per share. Global Med agrees to accept two million dollars
($2,000,000) in exchange for the $1M Note and one million dollars ($1,000,000)
of the $1.65 Note which, under the terms of the Notes, are due January 9, 2001.

                                       50

                                    ARTICLE 2
                       MERGER OF LOANS AND PROMISSORY NOTE

2.1 Agreement to Merge.
    ------------------
Subject to all of the terms, provisions, conditions, covenants and agreements contained in this Agreement, eBanker will extend and merge the balances and existing interest on the Existing Balances (minus $2.0 M forgiven in Article I above)("New Loan"). The amount of the new principal is $3,828,700.00 ("New
Principal"). Interest accrues at 12% (twelve percent) per annum payable semi-annually. The principal and interest shall be due and payable in full on
July 1, 2001. There are no prepayment penalties. All payments to the loan will apply to accrued interest prior to reducing principal.

2.2. Loan Fee.
     --------
In order to induce Lender to enter into this Agreement, upon execution of this
Agreement Global Med will pay eBanker a commitment fee of 5% (five percent) of the New Principal, which eBanker agrees to take in the form of 197,600 shares of
Global Med restricted common stock at the prevailing market price as of the date of this Agreement.

2.3  Convertibility.
     --------------
Until the automatic extension date of July 1, 2001 (as described in Section
2.4), the New Loan will be convertible, in full or in part, into common stock of
Global Med at $1.00 per share.

2.4  Automatic Extension.
     -------------------
On July 1, 2001, if the principal and interest outstanding of the New Loan is not repaid in full, the remaining New Principal will automatically be extended until July 1, 2003, the $1.00 per share conversion feature of the New Loan will be terminated, and eBanker will be awarded up to 10,186,430 warrants to purchase shares of the Company at $0.50, expiring July 1, 2011. The number of warrants is the amount of warrants that eBanker would have been entitled to, under eBanker and Global Med's loan agreements that included a automatic extension clause, on the respective maturity dates of the loan agreements. If Global Med pays down the New Principal, in part or in full, Global Med can reduce the warrants owed to eBanker on July 1, 2001 at the same rate that it has paid down the New
Principal. In other words, the warrants can be reduced, on July 1, 2001, pursuant to this formula:

        Remaining unpaid New Principal of New Loan     x     10,186,430 warrants
        ------------------------------------------
                         $3,828,700

2.5  Default Conversion Rate.
     -----------------------
Upon a default of this Agreement or a Security Agreement, among other remedies
eBanker may have, eBanker may elect to convert the outstanding principal and interest into shares of the Global common stock at $1.00 per share. As consideration for this increase from the default conversation rates from the
Existing Loans, eBanker will be issued 500,000 restricted shares of Global Med common stock.

                                       51

2.6  Security.
     --------
Global Med will secure the New Loan with its assets including its shares in
PeopleMed.Com, Inc., and the assets of PeopleMed.Com, Inc. and Global Med, including intellectual property. The Parties agree to execute a Security
Agreement and agree to incorporate that Security Agreement herein.

2.7  Registration.
     ------------
Global Med will register and maintain the registration for all shares and derivatives belonging to eBanker. As soon as practicably possible, Global Med will hold a special shareholders meeting to authorize an increase in authorized common share capital to, at least, allow for the terms of this restructuring.

2.8  Global Med Optional Put.
     -----------------------
In addition, upon Global Med and the American Red Cross's agreement to provide
Global Med products and services advancing out of a pilot program into the initiation of a nationwide roll out of SafeTrace Tx, Global Med, at its discretion, will be able to put up to $1.5 million worth of common share to
eBanker at $0.50 per share in the form of forgiveness of debt on July 1, 2003, limited to the total debt remaining at that time.

2.9  Use of Proceeds.
     ---------------
The Borrower represents, warrants, covenants, acknowledges and agrees to and with Lender that the proceeds of the Loan shall be used by Borrower solely for business or investment purposes and shall not be used for personal, family, household or agricultural purposes.

2.10  Relationship of the Parties.
      ---------------------------
The relationship between Borrower and Lender is that of a borrower and a lender only and neither of the parties is, nor shall hold themselves out to be, the agent, employee, joint venturer or partner of the other party.

2.11   Ruxin Guaranty Release.
       ----------------------
The Personal Guaranty of Dr. Michael I. Ruxin, as dated August 12, 1998, and assigned to eBanker, is hereby released and forgiven.

                                    ARTICLE 3
                             MANAGEMENT OF BORROWER

3.1  Borrower's Board of Directors.
     -----------------------------
In accordance with the terms of the prior Loan Documents, Borrower and its Board of Directors have taken the following actions:

               a. Increased the number of members to the Borrower's Board of
          Directors to nine.

               b. Appointed five members selected by Lender and/or a company affiliated with the Lender, to the Borrower's Board of Directors.

                                       52

For so long as any amounts remain due hereunder or under any other Loan
Documents, including the Notes, Borrower and its Board of Directors shall support in any election of directors by the shareholders of Borrower, those members appointed to the Board of Directors that were selected by Lender and/or its affiliates. Further, Lender and/or its affiliates shall have the right to select a replacement director for any member of the Borrower's Board of
Directors that was selected by either Lender or its affiliates who resigns or otherwise fails to serve as a director.

3.2  Employment Agreements with Management and Key Employees.
     -------------------------------------------------------
The Board of Directors of Borrower has taken all steps necessary, and has delivered to Lender, proof thereof, to modify and amend all employment or similar agreements with those persons constituting Borrower's management personnel and key employees, as determined in the sole discretion of Lender, to provide that upon a default of Borrower under any of the Loan Documents, such management personnel or key employee's employment with Borrower may be terminated at will by Borrower, without any liability to Borrower or Lender other than to pay unpaid wages or salary and vacation pay accrued to such management personnel or key employee through the date of such termination of employment.

3.3 Resignation Letters of the Members of the Board of Directors, Management
    ------------------------------------------------------------------------
    Personnel and Key Employees.
    ---------------------------
Upon execution of this Agreement, each current member of the Board of Directors of Borrower, other than any such member appointed by Lender or its affiliates, and each management personnel or key employee of Borrower, shall deliver to
Lender his or her letter of resignation, which letters of resignation shall be held in escrow by Lender, subject to all of the terms and conditions of this
Agreement.

                                    ARTICLE 4
                    BORROWER'S REPRESENTATIONS AND WARRANTIES

4.1  Representations and Warranties.
     ------------------------------
Borrower hereby represents and warrants to Lender as follows:

          a. Borrower is duty incorporated and is validly existing and in good standing under the laws of the State of Colorado and Borrower has all requisite power and authority to conduct its business, to own its properties and to execute, deliver and perform all of its obligations under this Agreement;

          b. the execution,  delivery and performance of the Agreement by the
Borrower have been authorized by all necessary corporate actions and does not and will not contravene any legal or contractual restriction binding, on the
Borrower or any of the property and assets thereof;

           c. the Agreement constitutes, and any other agreement required hereby will constitute, when executed and delivered by Borrower to Lender, legal, valid and binding obligations of Borrower, enforceable in accordance with their terms and the execution and delivery by Borrower of the Agreement and consummation of all the transactions contemplated thereby, do not and will not conflict with, or be in contravention of, any law, order, rule or regulation applicable to
Borrower or any agreement or instrument to which Borrower is a party;

                                       53

         d. there is no legal action, suit,  proceeding or investigation by or before any governmental instrumentality or other agency now pending, threatened against or affecting the Borrower, which would bring into question the validity of the Agreement; and

         e. other than any pro forma financial reports, all balance sheets, income statements, financial statements, operating statements and other financial data pertaining to Borrower that are publicly on file or have been delivered (or will be delivered ) to Lender by or on behalf of Borrower are or will be accurate and complete in all material respects and accurately present or will present the financial condition of the Borrower as of their respective dates and there has been no material change with respect thereto.

                                    ARTICLE 5
                              BORROWER'S COVENANTS

5.1  Covenants of Borrower.
     ---------------------
So long as the Loans shall remain unpaid, Borrower covenants and agrees as follows:

         a. Borrower  shall not increase the number of members to serve on the
Borrower's Board of Directors above nine without the written permission of
Lender; and

         b. Upon the request of Lender, Borrower shall use its best efforts to obtain a letter of resignation from each member of the Board of Directors who was elected or appointed to replace any member of the Board of Directors of
Borrower who had previously executed and delivered to Lender a letter of resignation in accordance with Article 3 this Agreement and deliver such letter of resignation to Lender to be held in escrow in accordance with Article 3 this
Agreement.

         c. Without the express written consent of Lender, which consent may not be unreasonably withheld, Borrower shall not enter into any contracts, agreements, leases, instruments or other documents of any kind or nature, with any third party, other than such contracts, agreements, leases, instruments or other such documents entered into in the normal course of Borrower's business and which do not, in the aggregate, exceed a monetary obligation on behalf of the Borrower in excess of $100,000.

          d. Without Lender's prior written consent, Borrower shall not authorize or otherwise permit any stock splits, reverse stock splits; stock dividends; mergers or consolidations; recapitalization of Borrower; or the sale of any assets of Borrower other than sales of assets in the normal course of
Borrower's business.

          e. Borrower shall not, without the prior written consent of Lender, grant or permit any security interest in any of the assets of Borrower to anyone, including, but not limited to, purchase money security interests to trade creditors.

         f. Borrower will, at its expense, furnish to Lender promptly and upon request such instruments including, without limitation, other instruments in addition to those specifically provided for herein, and take all further actions

                                       54

as Lender may reasonably require from time to time in order to fully comply with the terms of this Agreement.

         g.  Borrower will maintain and preserve its corporate existence, as applicable, under the laws of every jurisdiction, in which it does business.

          h. Financial statements of Borrower which have been audited by a certified public accountant, and income tax returns for the Borrower are to be provided to Lender as soon as reasonably possible after the end of each fiscal year of Borrower during the term of the Loans.

          i. Borrower will immediately notify Lender of any event or circumstance, which reasonably could be deemed to have a materially adverse effect on Borrower's financial condition or Borrower's ability to perform its agreements and obligations under the Agreement.

         j. Borrower shall notify Lender in writing prior to the time there is any change of name, identity or business structure of Borrower, including the addition of any trade names.

                                    ARTICLE 6

                              DEFAULT AND REMEDIES

6.1  Events of Default.
     -----------------
The occurrence of any one or more of the following, events or the existence, of one or more of the following conditions shall constitute an event of default under this Agreement:

               a. Nonpayment. Borrower shall fail to pay any installment of principal or interest due under this Agreement, whether due on the date provided for therein or by acceleration or otherwise.

               b. Other Defaults. The occurrence of any of the following events:

                    i. any representation or warranty made to Lender by Borrower in this Agreement or Security Agreement, or otherwise in
               connection with the making of the Loan shall prove at any time to have been incorrect in any material respect when made; or

                    ii. the breach, default or violation by Borrower of any
               obligation, agreement or covenant contained in the Agreement, or
               Security Agreement, executed by Borrower; or

                    iii. any material provision of any of the Agreement, or
               Security Agreement, shall at any time for any reason cease to be in full force and effect or shall be declared to be null and void; or

                    iv. any litigation or proceeding is pending which, in
               Lender's discretion, may materially adversely affect the ability of Borrower to perform its obligations under the Agreement; or

                                       55

                    v. Borrower's failure to comply with any other covenants or agreements contained in any of the Agreement and not herein specifically referenced, unless the same is cured within any applicable grace periods.

6.2  Cross-Default.
     -------------
A default under the Security Agreement shall constitute a default under this
Agreement, and any default under this agreement shall constitute a default under the Security Agreement, and shall entitle Lender to pursue any and all remedies under each or any of the Agreement.

6.3  Remedies.
     --------
         a. Upon the occurrence of any event of default hereunder as above provided, and at any time thereafter, all principal, interest and other amounts payable under the Loan Documents shall, at the option of Lender, become immediately due and payable without presentment, demand, protest or other notice of any kind, all of which are expressly waived by Borrower. Lender may proceed with every remedy available at law or in equity or provided for in the Loan
Documents or in any other document executed in connection with the Loan, in such order or sequence as Lender may determine in its sole discretion, including concurrently, independently, or successively, and all expenses incurred by
Lender in connection with any remedy shall be deemed indebtedness of Borrower to
Lender including, but not limited to, reasonable attorney's fees incurred by
Lender.

         b. In addition to any other right or remedy Lender may have hereunder or under any of the Notes or other Loan Documents, Lender may pursue any or all of the following additional remedies, to wit:

          i. Demand the resignation of any or all of the members of the Board of
     Directors of Borrower, other than those members appointed by Lender and/or
     Fronteer, and if such members refuse to resign, deliver to the Borrower the letters of resignation held by Lender in escrow in accordance with Article
     3 of this Agreement, and thereafter Lender shall have the right to appoint such resigned or terminated member's replacement to the Board of Directors;
     and

          ii. Demand the resignations of any or all of the management personnel of the Borrower and/or any and all of the key employees of Borrower, and if such management personnel or key employees refuse to resign, deliver to the
     Borrower the letters of resignation held by Lender in escrow in accordance with Article 3 of this Agreement; provided that nothing herein shall be deemed a representation or covenant of Borrower that such letters of resignation are enforceable; and

                                    ARTICLE 7

                               GENERAL PROVISIONS

7.1 Notices.
    -------
All notices, communications and materials to be given or delivered pursuant to the Agreement shall, except in those, cases where giving notice by telephone is expressly permitted, be given or delivered in writing to the address of the

                                       56

appropriate party set forth in the header hereof or at such other address as shall be changed in accordance with notice provisions of this Section 6.1.

7.2   Amendments.
      ----------
No provision or term of the Agreement may be amended, modified, revoked, supplemented, waived or otherwise changed except by a written instrument duly executed by Borrower and Lender and designated as such.

7.3   Severability.
      ------------
Whenever possible, each provision of the Agreement shall be interpreted so as to be effective and valid under Colorado law. Should any provision, covenant or agreement contained herein be deemed in valid, illegal or unenforceable in any jurisdiction, the validity, legality and enforceability of the remaining provisions of this Agreement shall not be impaired thereby, nor shall the validity, legality or enforceability of any such defective provision be in any way affected or impaired in any other jurisdiction.

7.4   Successors and Assigns Bound; Assignment.
      ----------------------------------------
The covenants and agreements contained here in shall bind Borrower, its successors and assigns. Borrower may not assign this Agreement without the prior written consent of Lender. Subject to the foregoing restriction, this Agreement shall inure to the benefit of Lender, its successors and assigns.

7.5   No Third Party Benefits.
      -----------------------
This Agreement is made for the sole benefit of Borrower and Lender and their respective successors and assigns, and no other person or persons shall have any rights or remedies under or by reason of this Agreement.

7.6   Headings.
      --------
The captions and headings of the paragraphs in the Agreement are for convenience only and are not used to interpret or define the provisions of this Agreement.

7.7   Governing Law.
      -------------
The Agreement and any other documents executed in connection with the Loan shall be governed by and interpreted in accordance with the laws of the State of
Colorado.

7.8   Conflict.
      --------
Should any provision of any other Loan Document conflict with any provision of this Agreement, the provision selected by Lender, in its sole discretion, shall govern and shall be controlling.

7.9   Limitation of Liability.
      -----------------------
LENDER SHALL NOT HAVE ANY LIABILITY WITH RESPECT TO, AND THE BORROWER HEREBY
WAIVES, RELEASES AND AGREES NOT TO SUE FOR, ANY SPECIAL, INDIRECT OR
CONSEQUENTIAL DAMAGES SUFFERED BY THE BORROWER IN CONNECTION WITH ANY LOAN
DOCUTMENTS OR CLAIM RELATED THERETO.

                                       57

7.10  Counterparts.
      ------------
This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto were upon the same instrument.

7.11 Payment.
     -------
Any and all monies received by Lender from Borrower, whether prior or subsequent to or as a result of a default under the Agreement, shall be applied by Lender first to any interest due under the Agreement, but thereafter may be applied by
Lender to any of the amounts due under the Agreement.

7.12  Clerical Error.
      --------------
Borrower hereby irrevocably authorizes Lender to correct without notice any clerical errors or omissions that may be present in the Agreement executed in connection with the Loan. Borrower further understands that such corrections shall not result in any increase in the amount of the Loan that it must repay to
Lender, or any change of essential terms of repayment of the Loan, Borrower further consents in advance to the correction of any errors or omissions as outlined herein and acknowledges that it understands such correction procedure and agrees to such correction procedure, without prior notice and without the necessity of written authorization or approval.

IN WITNESS WHEREOF, this Loan Restructuring And Restatement Agreement has been duly executed and delivered by the Parties hereto as of the date first written.

GLOBAL MED TECHNOLOGIES,                EBANKER USA.COM, INC.
INC.

/s/ Michael I. Ruxin                    /s/ Robert H. Trapp
------------------------------          -----------------------------------
Michael I. Ruxin                        Robert H. Trapp
Chairman                                Director

                                       58

                                   EXHIBIT 18

                             INTEREST PAYMENT OPTION

This Interest Payment Option ("Option") dated this 21st day of March, 2001, is offered by eBANKER USA.COM, INC., A Colorado corporation ("eBanker") having an address of 1700 Lincoln Street, 31st Floor, Denver, Colorado 80203 to GLOBAL MED
TECHNOLOGIES, INC. a Colorado corporation ("Global" or "Borrower") having an address of 12600 West Colfax Avenue, Suite A500, Lakewood, Colorado 80215
(Collectively the "Parties").

WHEREAS, the Parties entered into a Loan Restructuring and Restatement Agreement
("Agreement") dated November 19, 2000, and;

WHEREAS, pursuant to the Agreement, Global agreed to pay interest of 12% per annum on a semi-annual basis, with the first interest payment due May 19, 2001;

eBanker wishes to offer an option to Global regarding Global's interest payment to eBanker pursuant to the Agreement as follows:

         eBanker agrees that Global may have the option, with five days prior written notice, to elect and pay to eBanker, before July 1, 2001,
         Global's entire interest payment calculated or the life of Agreement, in the form of 1,746,688 shares of Global common stock (calculated at
         $0.6875 per share, which is prevailing market price of March 22, 2001).

         In the event that Global pays down any principal on the loan prior to
         July 1, 2003, eBanker will return a number of shares determined by calculating the pro-rata interest avoided due to early repayment of principal divided by $0.6875 per share. eBanker will make this calculation on July 1, 2001, July 1, 2002 and July 1, 2003.

Agreed to as of the date first above written:

GLOBAL MED TECHNOLOGIES, INC.                  eBANKER USA.COM, INC.

-------------------------------------          ---------------------------------
/s/ Dr. Michael I. Ruxin                       /s/ Robert H. Trapp
Chairman                                       Director

                                       59